Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274
COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 10 DATED NOVEMBER 26, 2018
TO THE PROSPECTUS DATED APRIL 26, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 26, 2018. This Supplement No. 10 supersedes and replaces all previous supplements to the prospectus. On November 13, 2018, we filed with the United States Securities and Exchange Commission (the SEC) our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (the 10-Q). This Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 10. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status and anticipated termination of the follow-on offering of shares of Cole Credit Property Trust V, Inc.;
(2)	updates to our possible investments;
(3)	recent real property acquisitions and debt;
(4)	updates to our risk factors;
(5)	clarification of our estimated use of proceeds;
(6)	updates to our management;
(7)	compensation, fees, and reimbursements paid or payable to our advisor and its affiliates as of and for the nine months ended September 30, 2018 and the year ended December 31, 2017;
(8)	updated selected financial data;
(9)	updates to our description of shares;
(10)	updated distribution and share redemption information; and
(11)	our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in the Form 10-Q, attached hereto as Annex A.

OPERATING INFORMATION
Status and Anticipated Termination of Our Follow-On Offering
The registration statement for our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the SEC on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in shares of Class A common stock (Class A shares) and $540,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
As of November 7, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 2.6 million shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $64.2 million ($42.6 million in Class A shares and $21.6 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of November 7, 2018, approximately $1.4 billion in shares of our common stock remained available for sale in our follow-on offering. Combined with our initial public offering, we have issued a total of approximately 18.0 million shares of our common stock in our initial offering and our follow-on offering, resulting in gross proceeds to us of approximately $449.3 million ($402.3 million in Class A shares and $47.0 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan) as of November 7, 2018.
We previously disclosed that we would offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates this offering at an earlier date or all shares being offered have been sold. On November 26, 2018, our board of directors approved the termination of the primary portion of the follow-on offering, which termination will be effective on December 31, 2018. In connection with the termination of the primary portion of the follow-on offering, our policy, which is subject to our discretion, will be to accept subscription agreements for the primary portion of the follow-on offering only if they are received by our transfer agent on or before the close of business on December 31, 2018 and fully funded and in good order no later than the close of business on January 15, 2019. We intend to continue to issue shares of our common stock pursuant to the distribution reinvestment plan portion of the follow-on offering following the termination of the primary portion of the follow-on offering.

All references in the prospectus to the termination date of the offering are hereby supplemented and revised accordingly.

PROSPECTUS UPDATES
Possible Investments
The following information supersedes and replaces the section of our prospectus captioned “Questions and Answers About This Offering — Q: Will you acquire anything other than retail commercial properties?” beginning on page 3 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
Q: Will you acquire anything other than retail commercial properties?
A: Yes. We may also acquire other income-producing properties, such as office and industrial properties, which may share certain core characteristics with our retail assets, such as a principal creditworthy tenant, a long-term net lease and a strategic location. Our sponsor’s disciplined focus on core commercial real estate historically has included office and industrial properties. To the extent that we acquire office and industrial properties, we will focus on core properties that are essential to the business operations of the tenant. We believe acquisitions of these properties are consistent with our goal of providing stockholders with a relatively stable stream of current income and an opportunity for capital appreciation. Our portfolio also may include other income-producing real estate, including properties under development or that require substantial refurbishment or renovation. In addition, our portfolio may include assets such as mortgage, mezzanine, bridge and other loans and securities. We will evaluate our portfolio to ensure that any such assets comply in all respects with the requirements in our charter and investment policies, do not cause us to lose our REIT status, do not cause us or any of our subsidiaries to be an investment company under the Investment Company Act of 1940, as amended (the Investment Company Act), and do not cause our advisor to have assets under management that would require our advisor to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the Investment Advisers Act). Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and acquisition opportunities. We will not forgo a high quality property because it does not precisely fit our expected portfolio composition. Our goal is to assemble a portfolio that is diversified by asset type, investment size and investment risk, which will provide attractive and reasonably stable returns to our stockholders and the potential for capital appreciation in the value of our real estate assets. See the section of this prospectus captioned “Investment Objectives and Policies — Acquisition and Investment Policies” for a more detailed discussion of all of the types of assets we may acquire.
The following information supersedes and replaces the sixth paragraph in the section of our prospectus captioned “Prospectus Summary — Cole Credit Property Trust V, Inc.” beginning on page 11 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
In addition, we may further diversify our portfolio by making and investing in mortgage, mezzanine, bridge and other loans secured, directly or indirectly, by the same types of properties that we may acquire directly, or with the same types of creditworthy companies that we otherwise target as tenants for our properties. We also may acquire majority or minority interests in other entities (or business units of such entities) with investment objectives similar to ours or with management, investment or development capabilities that our advisor deems desirable or advantageous to acquire. See the section of this prospectus captioned “Investment Objectives and Policies — Acquisition and Investment Policies” for a more detailed discussion of all of the types of assets we may acquire.
The following information supersedes and replaces the second paragraph in the section of our prospectus captioned “Prospectus Summary — Investment Company Act Considerations” on page 28 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
We intend to continue to acquire a diversified portfolio of income-producing real estate assets; however, our portfolio may include, to a much lesser extent, other assets such as mortgage, mezzanine, bridge and other loans and securities. We also may acquire real estate or other assets through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will continue to be held in wholly and majority-owned subsidiaries of our company, each formed to hold a particular asset. We do not intend for such assets to constitute a significant portion of our portfolio, and we will evaluate our portfolio to ensure that any such assets do not cause us or any of our subsidiaries to meet the definition of an investment company under the Investment Company Act.
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Investment Objectives and Policies — Acquisition and Investment Policies — Other Possible Investments” beginning on page 106 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
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Although we primarily acquire real estate, our portfolio may also include other assets, such as mortgage, mezzanine, bridge and other loans and securities, frequently, but not necessarily always, in the corporate sector. We will evaluate our portfolio to ensure that any such assets comply in all respects with the requirements in our charter and investment policies, do not cause us to lose our REIT status, do not cause us or any of our subsidiaries to be an investment company under the Investment Company Act, and do not cause our advisor to have assets under management that would require our advisor to register as an investment adviser under the Investment Advisers Act. We may make adjustments to our target portfolio based on real estate market conditions and acquisition opportunities. Thus, to the extent that our advisor presents us with high quality acquisition opportunities that allow us to meet the REIT requirements under the Internal Revenue Code and do not cause us, our operating partnership, or any other subsidiaries to meet the definition of an “investment company” under the Investment Company Act, our portfolio composition may vary from what we initially expect. Our board of directors has broad discretion to change our investment policies in order for us to achieve our investment objectives.
The following information supersedes and replaces the second paragraph in the section of our prospectus captioned “Investment Objectives and Policies — Investment Limitations to Avoid Registration as an Investment Company” beginning on page 110 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
We intend to continue to acquire a diversified portfolio of income-producing real estate assets; however, our portfolio may include, to a much lesser extent, other assets such as mortgage, mezzanine, bridge and other loans and securities. We also may acquire real estate or other assets through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will continue to be held in wholly and majority-owned subsidiaries of the company, each formed to hold a particular asset. We do not intend for such assets to constitute a significant portion of our portfolio, and we intend to monitor our operations and our assets on an ongoing basis in order to ensure that neither we, nor any of our subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.
Recent Real Property Acquisitions and Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 14 of the prospectus and “Investment Objectives and Policies — Real Property Acquisitions” beginning on page 111 of the prospectus.
Description of Real Estate Assets
As of November 7, 2018, we, through separate wholly-owned limited liability companies and limited partnerships, owned 141 properties, acquired for an aggregate purchase price of $687.5 million, located in 33 states, consisting of nine anchored shopping centers and 132 retail properties, comprising an aggregate of approximately 3.5 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired three properties between April 1, 2018 and November 7, 2018, which are noted in the tables below. In general, our properties are acquired through the use of proceeds from our public offerings and debt borrowings.

Property Description	Tenant Industry	Number of Tenants	Tenant(s) (1)	Rentable Square Feet
BJ’s Wholesale Club — Fort Myers, FL	Warehouse Club	1	BJ’s Wholesale Club	123,206
Duluth Trading — Denton, TX	Apparel & Jewelry	1	Duluth Trading	14,557
At Home — Pearland, TX	Home Furnishings	1	At Home	108,632
				246,395
________________
(1) The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name that is party to the lease agreement.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid or Due to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
BJ’s Wholesale Club — Fort Myers, FL	April 25, 2018	2006	$26,274,881	$656,872	6.70%	6.99%	100%
Duluth Trading — Denton, TX	June 28, 2018	2018	5,198,929	129,973	7.00%	7.73%	100%
At Home — Pearland, TX	October 3, 2018	2017	14,715,172	367,879	6.72%	7.74%	100%
			$46,188,982	$1,154,724
________________
(1) Purchase price does not include acquisition-related expenses.
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(2) Fees and expenses paid or due to sponsor are payments we made or owe to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” of the prospectus.
(3) Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred in the first year of ownership, if any, and exclusive of acquisition-related fees and expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(4) Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease over the non-cancelable lease term at the respective property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred over the ten-year period subsequent to the acquisition date, if any, exclusive of acquisition-related fees and expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants at the properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)		Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
BJ’s Wholesale Club — Fort Myers, FL	BJ’s Wholesale Club	123,206	100%	2/5 yr.	$1,760,417	(5)	$14.29	4/25/2018	–	12/31/2036
Duluth Trading — Denton, TX	Duluth Trading	14,557	100%	4/5 yr.	$363,925	(6)	$25.00	6/28/2018	–	5/31/2033
At Home — Pearland, TX	At Home	108,632	100%	4/5 yr.	$988,860	(7)	$9.10	10/3/2018	–	10/31/2033
________________
(1)  Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property, or those tenants whose annual rental revenue accounts for greater than 10% of the property’s annual rental revenue. The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.
(2) Represents the number of renewal options and the term of each option.
(3) Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, these properties are subject to long term triple-net leases that require the tenant to pay substantially all operating expenses in addition to base rent.
(4) Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.
(5) The annual base rent under the lease increases after nine years by 8% of the then-current annual base rent.
(6) The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.
(7) The annual base rent under the lease increases each year of the lease term by 2% of the then-current annual base rent.

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The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Tenant Lease Expirations” on page 119 of the prospectus.
The following table sets forth the aggregate lease expirations for our properties that have been acquired as of November 7, 2018, for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for the leases that expire during the respective year.

Year Ending December 31,	Number of Leases Expiring	Leased Square Feet Expiring (1)	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2018	1	1,257	$30,168	*%
2019	12	49,015	705,574	1%
2020	16	83,061	1,182,685	2%
2021	16	144,625	1,439,969	3%
2022	12	131,713	1,650,495	3%
2023	14	120,492	1,665,936	3%
2024	23	322,226	3,882,123	8%
2025	17	355,504	4,060,856	8%
2026	3	209,818	1,847,748	4%
2027	9	338,920	3,249,077	7%
2028	9	98,741	1,283,990	3%
Thereafter	81	1,575,511	28,819,861	58%
	213	3,430,883	$49,818,482	100%
________________
* Represents less than 1%
(1) Includes square feet of the buildings on land parcels subject to ground leases.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Depreciable Tax Basis” beginning on page 119 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the aggregate preliminary depreciable basis in the properties acquired since April 1, 2018 is approximately $38.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method, mid-month convention and depreciate land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method, half-year convention. We currently have no plans for any significant renovations, improvements or development of the properties described in this supplement that would be an additional cost to us, and we believe the properties described in this supplement are adequately insured. The depreciable basis in these properties is estimated, as of November 7, 2018, as follows:

Property	Depreciable Tax Basis
BJ’s Wholesale Club — Fort Myers, FL	$21,650,502
Duluth Trading — Denton, TX	4,283,917
At Home — Pearland, TX	12,125,302
$38,059,721
Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Borrowing Policy” on page 18 of the prospectus, “Investment Objectives and Policies — Borrowing Policies” on page 108 of the prospectus and “Investment Objectives and Policies — Net Debt Leverage Ratio” on page 124 of the prospectus.
Net Debt Leverage Ratio
As of September 30, 2018, our ratio of debt to the cost (before deducting depreciation or other non-cash reserves) of our gross assets was 49.4% and our ratio of debt to the fair market value of our gross assets was 47.5%.
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Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums or discounts, less all cash and cash equivalents. As of September 30, 2018, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 49.3%. The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of September 30, 2018 (dollar amounts in thousands):

Balance as of September 30, 2018
Credit facility and notes payable, net	$332,854
Deferred costs and net premiums (1)	2,246
Less: Cash and cash equivalents	(1,032)
Net debt	$334,068

Gross real estate assets, net (2)	$678,258
Net debt leverage ratio	49.3%
______________________
(1) Deferred costs relate to mortgage notes payable and the term portion of the credit facility.
(2) Net of gross intangible lease liabilities.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Debt — Credit Facility” beginning on page 122 of the prospectus.
Credit Facility
As of November 7, 2018, we had $258.0 million outstanding under the Amended Credit Facility, comprised of $220.0 million outstanding under the Revolving Loans and $38.0 million outstanding under the Term Loan.
Risk Factors
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Our Business — We have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities, which may reduce the amount of capital we ultimately deploy in our real estate operations and may negatively impact the value of our common stock” beginning on page 31 of the prospectus.
We have paid, and may continue to pay, some of our distributions from sources other than cash flows from operations, including borrowings, proceeds from asset sales or the sale of our securities, which may reduce the amount of capital we ultimately deploy in our real estate operations and may negatively impact the value of our common stock.
To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to our stockholders, we have paid, and may continue to pay, some of our distributions from sources other than cash flows from operations. Such sources may include borrowings, proceeds from asset sales or the sale of our securities. We have no limits on the amounts we may use to pay from sources other than cash flow from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for acquisitions and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent holders of our common stock to experience dilution. This may negatively impact the value of our common stock.
As of September 30, 2018, cumulative since inception, we have declared $75.0 million of distributions and we have paid $72.8 million, of which $36.6 million was paid in cash and $36.2 million was reinvested in shares of our common stock pursuant to our distribution reinvestment plan. Our net loss was $11.6 million as of September 30, 2018, cumulative since inception. As we did not commence principal operations until March 18, 2014, we did not pay any distributions during the period from December 12, 2012 (Date of Inception) to March 18, 2014.
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The following table presents distributions and sources of distributions for the periods indicated below (dollars in thousands):

	Nine Months Ended September 30, 2018		Year Ended December 31, 2017			As of September 30, 2018, Cumulative Since Inception
	Amount	Percent	Amount		Percent	Amount	Percent
Distributions paid in cash	$9,947	53%	$11,468		52%	$36,587	50%
Distributions reinvested	8,786	47%	10,696		48%	36,251	50%
Total distributions	$18,733	100%	$22,164		100%	$72,838	100%
Sources of distributions:
Net cash provided by operating activities (1)	$16,947	90%	$16,033		72%	$47,162	65%
Proceeds from issuance of common stock (2)	—	—%	6,026	(3)	27%	16,719	23%
Proceeds from the issuance of debt	1,786	10%	105		1%	8,957	12%
Total sources	$18,733	100%	$22,164		100%	$72,838	100%
———————————
(1)   Net cash provided by operating activities for the nine months ended September 30, 2018, the year ended December 31, 2017 and as of September 30, 2018, cumulative since inception, was $16.9 million, $16.0 million and $47.2 million, respectively.
(2)   As set forth in the “Estimated Use of Proceeds” section of the prospectus, prior to the adoption in April 2017 of Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses, we treated our real estate acquisition-related expenses as funded by proceeds from our offering, including proceeds from our distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the year ended December 31, 2017 and as of September 30, 2018, cumulative since inception, include the amount by which real estate acquisition-related expenses have reduced net cash flows provided by operating activities.
(3)  Includes proceeds in excess of distributions from prior periods.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Our Business — The U.S. Department of Labor has issued a final regulation revising the definition of ‘fiduciary’ and the scope of ‘investment advice’ under ERISA, which may have a negative impact on our ability to raise capital” on page 37 of the prospectus.
The proposed SEC standard of conduct for investment professionals could impact our ability to raise capital.
On April 18, 2018, the SEC proposed “Regulation Best Interest,” a new standard of conduct for broker-dealers under the Exchange Act that includes: (i) the requirement that broker-dealers refrain from putting the financial or other interests of the broker-dealer ahead of the retail customer, (ii) a new disclosure document, the consumer or client relationship summary, or Form CRS, which would require both investment advisers and broker-dealers to provide disclosure highlighting details about their services and fee structures and (iii) proposed interpretative guidance that would establish a federal fiduciary standard for investment advisers. The public comment period on Regulation Best Interest ended on August 7, 2018.
Proposed Regulation Best Interest is complex and may be subject to revision or withdrawal. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding the impact that proposed Regulation Best Interest may have on purchasing and holding interests in our company.  Proposed Regulation Best Interest or any other legislation or regulations that may be introduced or become law in the future could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.
Estimated Use of Proceeds
The following information supersedes and replaces footnote (5) to the table contained in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 65 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
(5) Acquisition expenses include both third-party acquisition expenses and insourced acquisition expenses. Aggregate acquisition expenses include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties, whether or not acquired. We may directly pay third parties for third-party acquisition expenses, and our advisor or its affiliates may incur expenses for third
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-party services, from time to time. We will reimburse our advisor and its affiliates for any such third-party acquisition expenses that they incur. Additionally, for certain services provided directly by our advisor or its affiliates, we will pay insourced acquisition expenses incurred related to selecting, evaluating and acquiring assets on our behalf, including legal advisory expenses, due diligence expenses, personnel expenses, acquisition-related administrative and advisory expenses, survey, property, contract review expenses, travel and communications expenses and other closing costs, as applicable, regardless of whether we acquire the asset. We will fix our insourced acquisition expenses on an annual basis to 0.5% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such acquisitions) and 0.5% of the amount advanced for our loans or other investments (including our pro rata share of debt attributable to such investments), subject to a potential reduction in such expenses for the following year in light of our annual market check of fees and expenses paid to third parties for comparable services in our industry, pursuant to our advisory agreement. Furthermore, we expect to limit our third-party acquisition expenses (including those third-party acquisition expenses that we pay directly and those third-party acquisition expenses for which we reimburse our advisor) on an annual basis to 0.5% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such acquisitions) and 0.5% of the amount advanced for our loans or other investments (including our pro rata share of debt attributable to such investments). Acquisition expenses and acquisition fees are not included in the contract purchase price of an asset. Notwithstanding the foregoing, the total of all acquisition expenses and acquisition fees paid by any party to any party, including any real estate commission, selection fee, development fees paid to an affiliate of our advisor, construction fee paid to an affiliate of our advisor, non-recurring management fee, loan fees or points or any fee of a similar nature, payable with respect to a particular property or investment shall be reasonable, and shall not exceed an amount equal to 6.0% of the contract purchase price of the property, or in the case of a mortgage loan 6.0% of the funds advanced, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.
Management
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Management — General” beginning on page 68 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. We have retained CR V Advisors as our advisor to manage our day-to-day affairs and the acquisition and disposition of our assets, subject to our board of directors’ supervision. Our charter has been reviewed and ratified by our board of directors, including a majority of our independent directors. This ratification by our board of directors is required by the NASAA REIT Guidelines.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management” beginning on page 68 of the prospectus.
Nominating and Corporate Governance Committee
Our board of directors established a Nominating and Corporate Governance Committee consisting of Marcus E. Bromley, Robert A. Gary and Avraham Shemesh. Mr. Gary serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for establishing the criteria for selection of directors to serve on the board of directors, evaluating the candidacy of prospective directors, recommending candidates to the board of directors to be nominated for election as a director by stockholders or to fill any vacancies on the board, reviewing governance documents and policies including our Code of Ethics for Principal Executive Officer and Senior Financial Officers and Code of Ethics for Independent Directors, and advising and making recommendations to the board of directors on corporate governance matters and all matters pertaining to the role of the board of directors and the practices and performance of our directors. The board of directors has adopted a charter for the Nominating and Corporate Governance Committee that sets forth its specific functions and responsibilities.
Valuation, Compensation and Affiliate Transactions Committee
Our board of directors established a Valuation, Compensation and Affiliate Transactions committee that is comprised of all of our independent directors, namely Marcus E. Bromley, Robert A. Gary, IV, and Calvin E. Hollis. Mr. Bromley serves as chairman of the Valuation, Compensation and Affiliate Transactions Committee. The Valuation, Compensation and Affiliate Transactions Committee, by the approval of at least a majority of its members, is primarily responsible for:
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•assisting the board of directors in satisfying its obligations with respect to matters related to our NAV, including periodic review of our valuation policies, engagement and oversight of third-party valuation experts, compliance with all SEC, FINRA, charter and policy requirements related to the NAV, and approving an estimated per share NAV no less than annually;
•review and oversight of compensation and benefits matters pertaining to our directors and, if applicable, executive officers, including equity compensation matters, plans and agreements, regulatory compliance, and disclosures pertaining to any such compensation and benefits. We currently have no employees and do not compensate our executive officers; and
•considering matters requiring review and approval by the independent directors under our charter and investment policies, including the compensation and performance of our advisor; any amendments, renewals, extensions or other changes to the advisory agreement or dealer manager agreement; or any other transaction between us or our affiliates, on the one hand, and our advisor or its affiliates, on the other hand.
The board of directors has adopted a charter for the Valuation, Compensation and Affiliate Transactions Committee that sets forth its specific functions and responsibilities.
The following information supersedes and replaces the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 70 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
Executive Officers and Directors
Avraham Shemesh serves as the chairman of our board of directors, chief executive officer and president, and Nathan D. DeBacker serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Shemesh or DeBacker for their service as executive officers, or, in the case of Mr. Shemesh, for his service as a director, of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Jeffrey R. Smith serves as our vice president of accounting and principal accounting officer. We do not directly compensate Mr. Smith for his services as a non-executive officer of our company. We have provided below certain information about these three officers and our directors.

Name	Age*	Position(s)
Avraham Shemesh	56	Chairman of the board of directors, chief executive officer and president
Nathan D. DeBacker	38	Chief financial officer and treasurer
Jeffrey R. Smith	35	Vice president of accounting and principal accounting officer**
Marcus E. Bromley	69	Independent director
Robert A. Gary, IV	65	Independent director
Calvin E. Hollis	66	Independent director
Glenn J. Rufrano	68	Director
__________________________
* As of November 7, 2018.
** Non-executive officer.
Avraham Shemesh has served as our chief executive officer and president since February 2018, and as one of our directors since March 2018. In August 2018, Mr. Shemesh was appointed as chairman of the board of directors and as a member of the nominating and corporate governance committee of the board of directors. Mr. Shemesh also has served as president and treasurer of CR V Advisors since February 2018. In addition, Mr. Shemesh serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II	Chief executive officer, president and director	February 2018 – Present
	Chairman of the board of directors	August 2018 – Present
Cole Corporate Income Advisors II, LLC (CCI II Advisors); Cole Corporate Income Advisors III, LLC (CCI III Advisors); Cole REIT Advisors IV, LLC (CCPT IV Advisors); Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (Cole Income NAV Strategy Advisors); CCO Group, LLC; and CREI Advisors	President and treasurer	February 2018 – Present
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Since 1994, Mr. Shemesh has served as Co-Founder and a Principal of CIM, a vertically-integrated owner and operator of real assets for its own account and on behalf of its partners and co-investors seeking to invest in urban real assets and associated credit strategies and, since February 1, 2018, the indirect parent of our sponsor, advisor, dealer manager and property manager. As Principal and Head of CIM’s Investments Group, he is actively involved in the acquisition process and provides guidance on the diverse acquisition ideas across CIM’s platforms. He serves on CIM’s Investment Committee and Asset Management Committee. Additionally, Mr. Shemesh is responsible for the day-to-day operations of CIM, including strategic initiatives, asset management and leasing and partner & co-investor relations and product management. Since March 2014, Mr. Shemesh also has served as a director of CIM Commercial Trust Corporation (NASDAQ: CMCT), a real estate investment trust that acquires, owns and operates office investments and is an affiliate of CIM. Prior to CIM, Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, which developed a wide variety of commercial and residential properties in Los Angeles. Mr. Shemesh was selected to serve as a director because of his significant experience with the real estate acquisition process and strategic planning as a result of his experience with CIM, including as Co-Founder thereof, as well as his leadership roles at CIM and CIM Commercial Trust Corporation.
Nathan D. DeBacker has served as our chief financial officer and treasurer since August 2016, and as vice president of CR V Advisors since February 2018. In addition, Mr. DeBacker also serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV; CCIT II; CCIT III; and Cole Income NAV Strategy	Chief financial officer and treasurer	August 2016 – Present
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors; CCO Group, LLC; and CREI Advisors	Vice president	February 2018 – Present
CCO Capital	Chief financial officer	February 2018 – Present
From August 2016 to February 2018, Mr. DeBacker served as senior vice president and chief financial officer, Cole REITs, of VEREIT. Mr. DeBacker was the principal at CFO Financial Services, LLC, a certified public accounting firm that provided accounting, payroll, tax, forecasting and planning, business valuation and investment advisory services to individuals and business organizations, from May 2014 until August 2016 and sold his ownership interest in the assets of CFO Financial Services, LLC in March 2017. He did not manage or otherwise provide any services with respect to any client accounts for CFO Financial Services, LLC from the time that he joined VEREIT in August 2016 until the sale of his ownership interest in the assets of CFO Financial Services, LLC was finalized. Mr. DeBacker was also registered as an investment adviser representative with Archer Investment Corporation, an investment advisory firm that partners with accountants and CPAs to provide investment management solutions for their clients, from November 2015 until August 2016. From December 2005 until May 2014, Mr. DeBacker worked at Cole Capital, the predecessor to CCO Group, and, following the merger with VEREIT, most recently served as vice president of real estate planning and analysis. From 2002 until 2005, Mr. DeBacker worked as an auditor for the independent public accounting firm of Ernst & Young LLP. Mr. DeBacker earned his bachelor’s degree in accounting from the University of Arizona and is a Certified Public Accountant in Arizona.
Jeffrey R. Smith has served as our vice president of accounting and principal accounting officer since June 2017. Mr. Smith also serves in the following positions for certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV; CCIT II; CCIT III; Cole Income NAV Strategy	Vice president of accounting and principal accounting officer *	June 2017 – Present
______________________
* Non-executive officer
Prior to his appointment, Mr. Smith served as director of accounting of VEREIT from June 2016 until June 2017. From September 2008 until joining VEREIT in June 2016, Mr. Smith worked as an auditor for the independent public accounting firm of KPMG LLP. Mr. Smith earned his master’s degree in accounting from Brigham Young University and is a Certified Public Accountant.
We do not compensate Mr. Smith for his services as a non-executive officer of our company.
Marcus E. Bromley has served as an independent director of our company and as a member of the audit committee of our board of directors since March 2015, and as a member of the nominating and corporate governance committee of our board of directors and as the chairman of the valuation, compensation and affiliate transactions committee of our board of directors since August 2018. Mr. Bromley previously served as chairman of the audit committee of our board of directors from March 2015 to
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June 2015 and as non-executive chairman of our board of directors from June 2015 to August 2018. Since July 2017, Mr. Bromley has served on the board of directors of Brookdale Senior Living Inc. (NYSE: BKD). Mr. Bromley served as a member of the board of directors of Cole Corporate Income Trust, Inc. and as a member of its audit committee from January 2011 until January 2015 when that company merged with Select Income REIT. From May 2005 until its merger with Spirit Realty Capital, Inc. in July 2013, Mr. Bromley served as a member of the board of directors of Cole Credit Property Trust II, Inc. and also served as the chairman of that company’s audit committee. He also served as a member of the board of directors of Cole Credit Property Trust III, Inc. from October 2008 until May 2012 and as a member of its audit committee from December 2008 until May 2012. From 1993 through 2005, Mr. Bromley served as a member of the board of trustees of Gables Residential Trust, a $3 billion multi-family residential REIT with operations in Texas, Georgia, South Florida, Washington, D.C. and Southern California that was listed on the New York Stock Exchange prior to its sale in 2005. From December 1993 until June 2000, Mr. Bromley also served as the chief executive officer of Gables Residential Trust. Prior to joining Gables Residential Trust, Mr. Bromley was a division partner of Trammell Crow Residential from 1982 until 1993. Mr. Bromley also serves on the advisory board of Nancy Creek Capital, an Atlanta-based private equity firm, and previously served on the board of directors of SG Partners, a multifamily residential company headquartered in Atlanta, Georgia, from 2013 until 2016. Mr. Bromley holds a B.S. in Economics from Washington & Lee University and an M.B.A. from the University of North Carolina. Our board of directors selected Mr. Bromley to serve as a director of our company because of his experience as the chief executive officer of a public real estate company, his general knowledge of the real estate industry and his financing experience, all of which are expected to bring valuable insight to the board of directors.
Robert A. Gary, IV has served as an independent director of our company and as a member of the audit committee of our board of directors since April 2015, as chairman of the audit committee of our board of directors since June 2015, and as the chairman of the nominating and corporate governance committee of our board of directors and as a member of the valuation, compensation and affiliate transactions committee of our board of directors since August 2018. Mr. Gary is a Founding Partner Emeritus of Keiter, PC, Certified Public Accountants and Consultants, which he co-founded in 1978. Mr. Gary has more than 38 years of experience in public accounting, providing accounting, tax, and consulting services to business organizations and individuals. His accounting practice has focused on general business consulting, real estate construction, development and management, employee benefits, executive compensation, estate planning and administration. Mr. Gary has provided insights and opportunities to clients in a variety of industries, including real estate, estates, trusts and foundations, private venture capital investors, manufacturing, distribution and professional services. He previously served as an independent director of Landmark Apartment Trust, Inc. (formerly Grubb & Ellis Apartment REIT, Inc.) from December 2005 until May 2014, and of Cornerstone Realty Income Trust (Cornerstone) from 2003 until its 2005 merger with Colonial Property. While serving on the boards of both Landmark and Cornerstone, Mr. Gary also served as the chairperson and financial expert for each company’s audit committee. He received a B.S. in Accounting from Wake Forest University and an M.B.A. from the University of Virginia’s Darden School. Mr. Gary is a Certified Public Accountant, a Certified Information Technology Professional, a Chartered Global Management Accountant, and a member of the American Institute of Certified Public Accountants and the Virginia Society of Certified Public Accountants. Our board of directors selected Mr. Gary to serve as a director of our company because of Mr. Gary’s experience as a founding partner of a certified public accounting firm, his general knowledge of the real estate industry and his financing and accounting experience, all of which are expected to bring valuable insight to the board of directors.
Calvin E. Hollis has served as an independent director of our company since March 2018, and as a member of the valuation, compensation and affiliate transactions committee of the board of directors since August 2018. In addition, Mr. Hollis serves in the following positions for certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II	Independent director	March 2018 – Present
Mr. Hollis retired from his position as Senior Executive Officer, Real Estate, Countywide Planning and Development for the Los Angeles County Metropolitan Transportation Authority effective year-end 2017. He served in that position from May 2011 until December 2017. His responsibilities included executive oversight of all real estate operations including acquisitions and dispositions, non-operating property asset management, and the commercial long-term ground lease program. Prior to that, from February 2009 to May 2011, Mr. Hollis served as the Acting Chief Executive Officer and then Chief Operating Officer for the Community Redevelopment Agency (CRA) of the City of Los Angeles. Prior to joining the CRA, Mr. Hollis served as a Managing Principal with Keyser Marston Associates, Inc. from March 1983 to February 2009, where he provided real estate advisory services to over 150 public, institutional, and private clients in major public-private real estate transactions. Mr. Hollis is a member of Lambda Alpha and the Urban Land Institute Public Private Partnership Council. Mr. Hollis received a B.A. in Economics from California State University Los Angeles. Mr. Hollis was selected to serve as a director because of his experience with real estate projects and transactions of all types, including his experience with public-private partnerships.
Glenn J. Rufrano has served as one of our directors since June 2015. Mr. Rufrano served as our chief executive officer and president from June 2015 to February 2018. He served as chief executive officer and president of CR V Advisors from June
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2015 until February 2018. In addition, Mr. Rufrano serves or served in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II; CCIT III; Cole Income NAV Strategy	Director	June 2015 – Present
	Chief executive officer and president	June 2015 – February 2018
CCPT IV	Director	June 2016 – February 2018
CCI II Advisors; CCI III Advisors; and Cole Income NAV Strategy Advisors	Chief executive officer and president	June 2015 – February 2018
CCO Capital	Director	June 2015 – February 2018
CCO Group, LLC	Chief executive officer and director	June 2015 – February 2018
Since April 2015, Mr. Rufrano has served as the chief executive officer and a director of VEREIT, which provides services to CCO Group and to us and the other Cole REITs under the Services Agreement. Prior to joining VEREIT, he served as chairman and chief executive officer of O’Connor Capital Partners, a privately-owned, independent real estate investment, development and management firm that he co-founded, from November 2013 through March 2015, and as president and chief executive officer and a member of the board of directors of Cushman & Wakefield, Inc., a privately-held commercial property and real estate services company, from March 2010 to June 2013. From January 2008 through February 2010, Mr. Rufrano served as chief executive officer of Centro Properties Group, an Australian-based shopping center company, and, from April 2007 through January 2008, served as chief executive officer of Centro Properties Group U.S. From 2000 until its acquisition by Centro Properties Group in April 2007, Mr. Rufrano served as chief executive officer and a director of New Plan Excel Realty Trust, a commercial retail REIT. He presently serves on the Board of New York University’s Real Estate Institute and the National Association of Real Estate Investment Trusts Advisory Board of Governors. Mr. Rufrano previously served as a director for Ventas, Inc., a publicly traded senior housing and healthcare REIT, from June 2010 to May 2018, and as a director of Columbia Property Trust, Inc., a publicly traded commercial real estate REIT, from January 2015 until March 2015. Mr. Rufrano received his Bachelor’s degree in Business Administration from Rutgers University and his Masters of Science degree in Management and Real Estate from Florida International University. Mr. Rufrano was selected to serve as a director because of his extensive real estate and capital markets experience and investment expertise, all of which are expected to bring valuable insight to our board of directors.
The following information supersedes and replaces the section of our prospectus captioned “Management — Compensation of Directors” on page 73 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
Compensation of Directors
We pay to each of our independent directors an annual retainer of $60,000, plus an additional annual retainer of $15,000 for service on each committee of our board of directors on which they serve (except that the chair of each committee will be paid $25,000 annually for service as the chair of such committee). On an annual basis, 75% of the compensation will be paid in cash and the remaining 25% will be paid in the form of an annual grant of restricted Class A common stock based on the then-current per share NAV of such shares at the time of grant. Restricted stock grants will generally vest one year from the date of the grant. All directors are additionally reimbursed for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food). Independent directors are not reimbursed by us, our sponsor, our advisor or any of their affiliates for spouses’ expenses to attend events to which spouses are invited. If a non-independent director is also an employee of our company or our advisor or their affiliates, we will not pay compensation for services rendered as a director. We do not compensate Messrs. Shemesh or Rufrano for their service to us as members of our board of directors.
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Compensation, Fees and Reimbursements Paid or Payable to CR V Advisors and Its Affiliates
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 83 of the prospectus.
We incurred commissions, fees and expense reimbursements as shown in the table below for services provided by our advisor and its affiliates during the periods indicated (in thousands):

	Nine Months Ended	Year Ended
	September 30, 2018	December 31, 2017
Selling commissions	$1,215	$4,021
Dealer manager fees	$533	$1,553
Other organization and offering expenses	$708	$1,766
Distribution and stockholder servicing fees (1)	$270	$197
Acquisition fees and expenses	$1,250	$3,077
Advisory fees and expenses	$4,603	$5,442
Operating expenses	$1,625	$2,100
______________________
(1)  Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for future distribution and stockholder servicing fees payable to CCO Capital of $1.3 million and $1.1 million as of September 30, 2018 and December 31, 2017, respectively.
As of September 30, 2018 and December 31, 2017, $2.1 million and $1.8 million, respectively, was recorded for services and expenses incurred, but not yet reimbursed to CR V Advisors or its affiliates. The amounts are primarily for advisory and operating expenses as well as distribution and stockholder servicing fees payable to CCO Capital. These amounts were included in due to affiliates in the condensed consolidated balance sheets for such periods.
As of December 31, 2017, $14,000 was due from CR V Advisors or its affiliates related to amounts received by affiliates of the advisor which were due to us. No such amounts were due to us as of September 30, 2018.
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Selected Financial Data
The following data supersedes and replaces the section of our prospectus captioned “Selected Financial Data” on page 125 of the prospectus.
The following data should be read in conjunction with our condensed consolidated unaudited financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which is attached as Annex A to this supplement, and our audited consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference into our prospectus.
The selected financial data presented below has been derived from our condensed consolidated unaudited financial statements as of and for the nine months ended September 30, 2018 and our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016, 2015, and 2014 and for the period from December 12, 2012 (Date of Inception) to December 31, 2013. As we did not commence principal operations until March 18, 2014, we had limited activity as of and during the period from December 12, 2012 (Date of Inception) to December 31, 2013 (in thousands, except share and per share data).

	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31,				December 12, 2012 (Date of Inception) to December 31, 2013
		2017	2016	2015	2014
Balance Sheet Data:
Total real estate assets, net	$623,459	$592,908	$474,090	$460,368	$386,329	$—
Cash and cash equivalents	$1,032	$1,173	$19,161	$10,110	$6,907	$200
Total assets	$636,295	$603,177	$499,210	$475,153	$396,738	$200
Credit facility and notes payable, net	$332,854	$308,559	$253,918	$268,463	$226,972	$—
Intangible lease liabilities, net	$3,569	$4,019	$3,708	$4,249	$3,823	$—
Total liabilities	$345,584	$320,516	$264,608	$299,593	$256,946	$—
Stockholders’ equity	$280,218	$272,418	$223,352	$168,283	$138,321	$200
Operating Data:
Total revenues	$40,613	$45,370	$40,438	$35,616	$6,080	$—
Total operating expenses	$27,868	$32,310	$29,345	$27,295	$16,569	$—
Operating income (loss)	$12,745	$13,060	$11,093	$8,321	$(10,489)	$—
Net income (loss)	$2,305	$1,509	$(1,185)	$(2,075)	$(12,117)	$—
Cash Flow Data:
Net cash provided by (used in) operating activities	$16,947	$16,033	$11,399	$9,849	$(7,066)	$—
Net cash used in investing activities	$(44,953)	$(134,135)	$(28,196)	$(87,750)	$(339,830)	$—
Net cash provided by financing activities	$27,906	$100,366	$25,588	$81,458	$353,603	$200
Per Common Share Data:
Class A Common Stock:
Net income (loss)	$2,321	$1,606	$(1,161)	$(2,075)	$(12,117)	$—
Basic and diluted weighted average number of common shares outstanding	14,561,171	13,605,267	11,009,047	7,958,164	2,298,800	8,000
Basic and diluted net income (loss) per common share	$0.16	$0.12	$(0.11)	$(0.26)	$(5.27)	$—
Distributions declared per common share	$1.18	$1.58	$1.58	$1.58	$1.25	$—
Class T Common Stock: (1)
Net loss	$(16)	$(97)	$(24)	$—	$—	$—
Basic and diluted weighted average number of common shares outstanding	1,638,680	834,963	72,998	—	—	—
Basic and diluted net loss per common share	$(0.01)	$(0.12)	$(0.32)	$—	$—	$—
Distributions declared per common share	$1.18	$1.58	$1.01	$—	$—	$—
_______________________________________________________
(1) On April 29, 2016, we began offering Class T shares.

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Description of Shares
The following information supersedes and replaces the second paragraph in the section of our prospectus captioned “Description of Shares — Preferred Stock” beginning on page 140 of the prospectus.
Also, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock. However, our board of directors has approved a resolution providing that we shall not issue shares of preferred stock that would limit or subordinate the voting rights of the holders of our common stock that are afforded by Section VI.B of the NASAA REIT Guidelines; provided, however, that we reserve the right to issue shares of preferred stock that provide for the holders of such shares of preferred stock to elect or remove certain members of our board of directors, provided that a majority of the members of our board of directors shall be elected by the holders of our common stock.

Distributions and Share Redemptions
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 144 of the prospectus.
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.004315068 per Class A share for stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2018 and ending on March 31, 2019. Our board of directors authorized a daily distribution on Class T shares to our stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2018 and ending on March 31, 2019, equal to $0.004315068 per Class T share, less the per share distribution and stockholder servicing fees that are payable with respect to the Class T shares (as calculated on a daily basis). As of September 30, 2018, we had distributions payable of $2.1 million.
As of September 30, 2018, cumulative since inception, we have declared $75.0 million of distributions and we have paid $72.8 million, of which $36.6 million was paid in cash and $36.2 million was reinvested in shares of our common stock pursuant to our distribution reinvestment plan. Our net loss was $11.6 million as of September 30, 2018, cumulative since inception. As we did not commence principal operations until March 18, 2014, we did not pay any distributions during the period from December 12, 2012 (Date of Inception) to March 18, 2014.
The following table presents distributions and sources of distributions for the periods indicated below (dollars in thousands):

	Nine Months Ended September 30, 2018		Year Ended December 31, 2017			As of September 30, 2018, Cumulative Since Inception
	Amount	Percent	Amount		Percent	Amount	Percent
Distributions paid in cash	$9,947	53%	$11,468		52%	$36,587	50%
Distributions reinvested	8,786	47%	10,696		48%	36,251	50%
Total distributions	$18,733	100%	$22,164		100%	$72,838	100%
Sources of distributions:
Net cash provided by operating activities (1)	$16,947	90%	$16,033		72%	$47,162	65%
Proceeds from issuance of common stock (2)	—	—%	6,026	(3)	27%	16,719	23%
Proceeds from the issuance of debt	1786	2%	105		1%	8,957	12%
Total sources	$18,733	100%	$22,164		100%	$72,838	100%
———————————
(1) Net cash provided by operating activities for the nine months ended September 30, 2018, the year ended December 31, 2017 and as of September 30, 2018, cumulative since inception, was $16.9 million, $16.0 million and $47.2 million, respectively.
(2) Prior to the adoption of ASU 2017-01 in April 2017, we treated our real estate acquisition-related expenses as funded by proceeds from our offering, including proceeds from our distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the year ended December 31, 2017 and as of September 30, 2018, cumulative since inception, include the amount by which real estate acquisition-related expenses have reduced net cash flows provided by operating activities.
(3) Includes proceeds in excess of distributions from prior periods.
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The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Share Redemption Program” beginning on page 148 of the prospectus.
During the nine months ended September 30, 2018, we received valid redemption requests under our share redemption program totaling approximately 1.0 million shares, of which we redeemed 261,000 shares as of September 30, 2018 for $5.7 million (at an average redemption price of $22.00 per share) and approximately 135,000 shares subsequent to September 30, 2018 for $3.0 million (at an average redemption price of $22.05 per share). The remaining redemption requests relating to approximately 640,000 shares went unfulfilled. During the year ended December 31, 2017, we received valid redemption requests under our share redemption program totaling approximately 698,000 shares, of which we redeemed approximately 462,000 shares as of December 31, 2017 for approximately $11.0 million (at an average redemption price of $23.83 per share) and approximately 118,000 shares subsequent to December 31, 2017 for approximately $2.8 million (at an average redemption price of $23.66 per share). The remaining redemption requests relating to approximately 118,000 shares went unfulfilled. A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program. We have funded and intend to continue funding share redemptions with proceeds from our distribution reinvestment plan.

Inclusion of Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 as Annex A
On November 13, 2018, we filed with the SEC the 10-Q, which is attached (excluding the exhibits thereto) as Annex A to this Supplement No. 10.

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 000-55437

COLE CREDIT PROPERTY TRUST V, INC.
(Exact name of registrant as specified in its charter)

Maryland	46-1958593
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2325 East Camelback Road, 10th Floor Phoenix, Arizona 85016	(602) 778-8700
(Address of principal executive offices; zip code)	(Registrant’s telephone number, including area code)
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Smaller reporting company	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
As of November 7, 2018, there were approximately 14.9 million shares of Class A common stock, par value $0.01 per share, and 1.9 million shares of Class T common stock, par value $0.01 per share, of Cole Credit Property Trust V, Inc. outstanding.

COLE CREDIT PROPERTY TRUST V, INC.

PART I — FINANCIAL INFORMATION
Item 1.      Financial Statements
COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts) (Unaudited)

	September 30, 2018	December 31, 2017
ASSETS
Real estate assets:
Land	$151,868	$142,986
Buildings and improvements	448,503	416,850
Intangible lease assets	83,537	79,268
Total real estate assets, at cost	683,908	639,104
Less: accumulated depreciation and amortization	(60,449)	(46,196)
Total real estate assets, net	623,459	592,908
Cash and cash equivalents	1,032	1,173
Restricted cash	387	346
Derivative assets, prepaid expenses and other assets	2,160	1,546
Rents and tenant receivables, net	8,263	7,021
Deferred costs, net	994	183
Total assets	$636,295	$603,177
LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility and notes payable, net	$332,854	$308,559
Accounts payable and accrued expenses	3,861	2,969
Due to affiliates	2,147	1,787
Intangible lease liabilities, net	3,569	4,019
Distributions payable	2,120	2,049
Deferred rental income and other liabilities	1,033	1,133
Total liabilities	345,584	320,516
Commitments and contingencies
Redeemable common stock	10,493	10,243
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value per share; 245,000,000 shares authorized, 14,824,364 and 14,241,888 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	148	142
Class T common stock, $0.01 par value per share; 245,000,000 shares authorized, 1,853,106 and 1,347,920 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	19	13
Capital in excess of par value	365,004	341,472
Accumulated distributions in excess of earnings	(86,553)	(70,022)
Accumulated other comprehensive income	1,600	813
Total stockholders’ equity	280,218	272,418
Total liabilities, redeemable common stock and stockholders’ equity	$636,295	$603,177
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenues:
Rental income	$12,133	$10,303	$35,449	$29,022
Tenant reimbursement income	1,832	1,446	5,164	3,558
Total revenues	13,965	11,749	40,613	32,580
Operating expenses:
General and administrative	1,176	1,135	3,412	3,362
Property operating	938	491	2,230	1,560
Real estate tax	1,157	1,012	3,492	2,617
Advisory fees and expenses	1,584	1,389	4,603	3,965
Acquisition-related	52	35	187	527
Depreciation and amortization	4,664	4,009	13,944	11,159
Total operating expenses	9,571	8,071	27,868	23,190
Operating income	4,394	3,678	12,745	9,390
Other income (expense):
Interest expense and other, net	(3,502)	(2,960)	(10,440)	(8,324)
Net income	$892	$718	$2,305	$1,066

Class A Common Stock:
Net income	$882	$724	$2,321	$1,136
Basic and diluted weighted average number of common shares outstanding	14,760,585	13,989,986	14,561,171	13,284,274
Basic and diluted net income per common share	$0.06	$0.05	$0.16	$0.09
Distributions declared per common share	$0.40	$0.40	$1.18	$1.18

Class T Common Stock:
Net income (loss)	$10	$(6)	$(16)	$(70)
Basic and diluted weighted average number of common shares outstanding	1,794,938	981,505	1,638,680	703,375
Basic and diluted net income (loss) per common share	$0.01	$(0.01)	$(0.01)	$(0.10)
Distributions declared per common share	$0.40	$0.40	$1.18	$1.18
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income	$892	$718	$2,305	$1,066
Other comprehensive income
Unrealized gain on interest rate swaps	476	52	845	81
Amount of (gain) loss reclassified from other comprehensive income into income as interest expense and other, net	(17)	110	(90)	567
Total other comprehensive income	459	162	755	648
Total comprehensive income	$1,351	$880	$3,060	$1,714
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts) (Unaudited)

	Class A Common Stock		Class T Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2018	14,241,888	$142	1,347,920	$13	$341,472	$(70,022)	$813	$272,418
Cumulative effect of accounting changes	—	—	—	—	—	(32)	32	—
Issuance of common stock	960,340	10	506,344	6	35,218	—	—	35,234
Distributions declared	—	—	—	—	—	(18,804)	—	(18,804)
Commissions on stock sales and related dealer manager fees	—	—	—	—	(1,748)	—	—	(1,748)
Other offering costs	—	—	—	—	(708)	—	—	(708)
Distribution and stockholder servicing fees	—	—	—	—	(448)	—	—	(448)
Redemptions of common stock	(377,864)	(4)	(1,158)	—	(8,532)	—	—	(8,536)
Changes in redeemable common stock	—	—	—	—	(250)	—	—	(250)
Comprehensive income	—	—	—	—	—	2,305	755	3,060
Balance, September 30, 2018	14,824,364	$148	1,853,106	$19	$365,004	$(86,553)	$1,600	$280,218
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands) (Unaudited)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net income	$2,305	$1,066
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, net	14,122	11,364
Bad debt expense	14	9
Straight-line rental income	(1,207)	(1,150)
Amortization of deferred financing costs	669	818
Write-off of deferred financing costs	148	—
Gain on extinguishment of debt	—	(108)
Changes in assets and liabilities:
Rents and tenant receivables	(49)	(239)
Prepaid expenses and other assets	(98)	(524)
Accounts payable and accrued expenses	947	2,019
Deferred rental income and other liabilities	(100)	(338)
Due to affiliates	182	(492)
Due from affiliates	14	—
Net cash provided by operating activities	16,947	12,425
Cash flows from investing activities:
Investment in real estate assets and capital expenditures	(45,178)	(103,477)
Payment of property escrow deposits	(325)	(3,025)
Refund of property escrow deposits	550	3,259
Net cash used in investing activities	(44,953)	(103,243)
Cash flows from financing activities:
Proceeds from issuance of common stock	26,448	64,559
Redemptions of common stock	(8,536)	(3,733)
Offering costs on issuance of common stock	(2,456)	(6,193)
Distribution and stockholder servicing fees paid	(270)	(123)
Proceeds from credit facility and notes payable	270,000	102,200
Repayments of credit facility and notes payable	(244,500)	(73,950)
Distributions to investors	(9,947)	(8,341)
Deferred financing costs paid	(2,833)	(412)
Net cash provided by financing activities	27,906	74,007
Net decrease in cash and cash equivalents and restricted cash	(100)	(16,811)
Cash and cash equivalents and restricted cash, beginning of period	1,519	19,255
Cash and cash equivalents and restricted cash, end of period	$1,419	$2,444
Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$1,032	$2,097
Restricted cash	387	347
Total cash and cash equivalents and restricted cash	$1,419	$2,444
Supplemental disclosures of non-cash investing and financing activities:
Distributions declared and unpaid	$2,120	$1,947
Change in accrued distribution and stockholder servicing fees	$449	$779
Accrued capital expenditures	$15	$177
Common stock issued through distribution reinvestment plan	$8,786	$7,881
Change in fair value of interest rate swaps	$755	$648
Supplemental cash flow disclosures:
Interest paid	$9,673	$7,533
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited)
NOTE 1 — ORGANIZATION AND BUSINESS
Cole Credit Property Trust V, Inc. (the “Company”) is a Maryland corporation, incorporated on December 12, 2012, that elected to be taxed, and currently qualifies, as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2014. The Company is the sole general partner of and owns, directly or indirectly, 100% of the partnership interests in Cole Operating Partnership V, LP, a Delaware limited partnership.
On November 13, 2017, VEREIT Operating Partnership, L.P. (“VEREIT OP”), a former affiliated entity of the Company’s sponsor, CCO Group (as defined below), entered into a Purchase and Sale Agreement with CCA Acquisition, LLC (“CCA”), a newly-formed affiliate of CIM Group, LLC (“CIM”), pursuant to which CCA agreed to acquire all of the issued and outstanding shares of common stock of Cole Capital Advisors, Inc., the direct or indirect owner of Cole REIT Advisors V, LLC (“CR V Advisors”), Cole Capital Corporation and CREI Advisors, LLC (“CREI Advisors”), the Company’s external advisor, dealer manager and property manager, respectively (the “Transaction”).
On February 1, 2018, the Transaction was completed. Immediately following the completion of the Transaction, Cole Capital Advisors, Inc. and the Company’s dealer manager were each converted into Delaware limited liability companies, Cole Capital Advisors, Inc.’s name was changed to CCO Group, LLC, and the dealer manager’s name was changed to CCO Capital, LLC (“CCO Capital”). As a result of the Transaction, CIM owns and/or controls CCO Group, LLC and its subsidiaries (collectively, “CCO Group”), and CCO Group, LLC owns and controls CR V Advisors, CCO Capital and CREI Advisors, the Company’s external advisor, dealer manager for the Offerings (as defined below) and property manager, respectively.
In addition, as part of the Transaction, VEREIT OP and CCO Group, LLC entered into a services agreement (the “Services Agreement”) pursuant to which VEREIT OP is obligated to provide certain services to CCO Group and to the Company, Cole Credit Property Trust IV, Inc. (“CCPT IV”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial (CCIT III), Inc. (“CCIT III”) and Cole Real Estate Income Strategy (Daily NAV), Inc. (“Cole Income NAV Strategy”) (CCPT IV, CCIT II, CCIT III, Cole Income NAV Strategy and the Company, collectively, the “Cole REITs®”), including operational real estate support. VEREIT OP is obligated to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) (the “Initial Services Term”) and is obligated to provide consulting and research services through December 31, 2023 as requested by CCO Group, LLC.
Despite the indirect change of ownership and control of the Company’s advisor, dealer manager, property manager and sponsor, the Company expects that, during the Initial Services Term of the Services Agreement, the advisory, dealer manager and property management services it receives will continue without any material changes in personnel (except as supplemented by the management oversight of CIM personnel) or material change in service procedures. CCO Group, LLC is evaluating and intends to effectuate during the Initial Services Term of the Services Agreement an appropriate transition of VEREIT OP’s services under the Services Agreement to other CIM affiliates or third parties with the goal of ensuring continuity and minimizing disruption.
Pursuant to a Registration Statement on Form S-11 (Registration No. 333-189891) under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2014, the Company commenced its initial public offering (the “Initial Offering”) on a “best efforts” basis of up to a maximum of $2.975 billion in shares of a single class of common stock. The Initial Offering initially offered up to a maximum of $2.5 billion in shares of a single class of common stock (now referred to as Class A Shares as defined below) in the primary offering, as well as up to $475.0 million in additional shares pursuant to a distribution reinvestment plan (the “Original DRIP”). In March 2016, the Company reclassified a portion of its unissued Class A common stock (“Class A Shares”) as Class T common stock (“Class T Shares”) and commenced sales of Class T Shares thereafter upon receipt of the required regulatory approvals.
Pursuant to a Registration Statement on Form S-11 (Registration No. 333-215274) under the Securities Act and declared effective by the SEC on August 1, 2017, the Company commenced a follow-on offering on a “best efforts” basis (the “Follow-on Offering,” and collectively with the Initial Offering, the “Offerings”) of up to an aggregate of $1.2 billion in Class A Shares and Class T Shares in the primary portion of the Follow-on Offering (up to $660.0 million in Class A Shares and up to $540.0 million in Class T Shares) and an additional $300.0 million in shares of common stock pursuant to the second amended and restated distribution reinvestment plan (the “Second Amended and Restated DRIP” and collectively with the Original DRIP and the first amended and restated distribution and reinvestment plan, the “DRIP”). The Company reserves the right to reallocate the shares offered among the classes of shares and between the primary offering and the Second Amended and Restated DRIP.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

On March 29, 2018, the Company announced that its board of directors (the “Board”) established an updated estimated per share net asset value (“NAV”) of its common stock, as of December 31, 2017, of $22.18 per share for both Class A Shares and Class T Shares. As a result, commencing on March 29, 2018, the Company is offering Class A Shares in its primary portion of the Follow-on Offering for $24.37 per share, Class T Shares in its primary portion of the Follow-on Offering for $23.35 per share and Class A Shares and Class T Shares in its Second Amended and Restated DRIP for $22.18 per share. Additionally, as of March 29, 2018, $22.18 per share serves as the estimated per share NAV for purposes of the share redemption program. The Board establishes an updated per share NAV of the Company’s common stock on an annual basis for purposes of assisting broker-dealers that participated in the Offerings in meeting their customer account reporting obligations under National Association of Securities Dealers Conduct Rule 2340, having previously established a per share NAV as of February 29, 2016 and December 31, 2016.
As of September 30, 2018, the Company had issued approximately 17.8 million shares of common stock in the Offerings, including 1.5 million shares issued in DRIP, for gross offering proceeds of $444.8 million ($398.7 million in Class A Shares and $46.1 million in Class T Shares) before organization and offering costs, selling commissions, and dealer manager fees of $41.8 million. In addition, as of September 30, 2018, the Company paid distribution and stockholder servicing fees for Class T Shares sold in the primary portion of the Offerings of $483,000 and accrued an estimated liability for future distribution and stockholder servicing fees payable of $1.3 million.
The Company has used, and intends to continue using, substantially all of the net proceeds from the Offerings to acquire and operate a diversified portfolio of commercial real estate assets primarily consisting of net leased properties located throughout the United States. The properties primarily will be single tenant properties leased to national and regional creditworthy tenants. The Company expects that the properties typically will be subject to long-term triple-net or double-net leases, which means the tenant will be obligated to pay for most of the expenses of maintaining the property. As of September 30, 2018, the Company owned 140 properties, comprising 3.4 million rentable square feet of commercial space located in 33 states. As of September 30, 2018, the rentable space at these properties was 98.9% leased, including month-to-month agreements, if any.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements.
Principles of Consolidation and Basis of Presentation
The condensed consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results.
The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2017, and related notes thereto, set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. The condensed consolidated financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.
The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Reclassifications
Certain amounts in the Company’s prior period condensed consolidated financial statements have been reclassified to conform to the current period presentation. In connection with the adoption of Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, transfers to or from restricted cash, which have previously been shown in the Company’s investing activities section of the condensed consolidated statements of cash flows, are now required to be shown as part of the total change in cash, cash equivalents and restricted cash in the condensed consolidated

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

statements of cash flows. This change resulted in a decrease in cash flows from investing activities of $253,000 during the nine months ended September 30, 2017.
The Company adopted ASU 2017-12, as defined in “Recent Accounting Pronouncements,” during the first quarter of fiscal year 2018. Accordingly, for the nine months ended September 30, 2018, the Company recorded a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of accumulated distributions in excess of earnings of $32,000.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
Recoverability of Real Estate Assets
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value will be determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the nine months ended September 30, 2018 or 2017. The Company is in the process of determining if anticipated holding periods for certain properties may materially differ from the initial intended holding periods for such properties, which could result in an impairment charge in the future.
Assets Held for Sale
When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of September 30, 2018 or December 31, 2017.
Allocation of Purchase Price of Real Estate Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases and other intangibles, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.
In April 2017, the Company elected to early adopt ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Beginning in April 2017, all real estate acquisitions qualified as asset acquisitions and, as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions were capitalized and allocated to tangible and intangible assets and liabilities, as described above. Prior to the adoption of ASU 2017-01 in April 2017, all of the Company’s real estate acquisitions were accounted for as business combinations, and as such, acquisition-related expenses related to these business combination acquisitions were expensed as incurred. Prior to April 2017, acquisition-related expenses in the Company’s condensed consolidated statements of operations primarily consisted of legal, deed transfer and other costs related to real estate purchase transactions, including costs incurred for deals that were not consummated. The Company expects its future acquisitions to qualify as asset acquisitions and, as such, the Company will allocate the purchase price to acquired tangible assets and identified intangible assets and liabilities on a relative fair value basis.
Restricted Cash
The Company had $387,000 and $346,000 in restricted cash as of September 30, 2018 and December 31, 2017, respectively. Included in restricted cash was $94,000 held by lenders in lockbox accounts as of December 31, 2017. No such amounts were included in restricted cash as of September 30, 2018. As part of certain debt agreements, rent from certain of the Company’s tenants is deposited directly into a lockbox account, from which the monthly debt service payments are disbursed to the lender and the excess funds are disbursed to the Company. Restricted cash also included $293,000 and $2,000 held by lenders in escrow accounts in accordance with the associated lender’s loan agreement as of September 30, 2018 and December 31, 2017, respectively, as well as $94,000 and $250,000 in lender cash management accounts as of September 30, 2018 and December 31, 2017, respectively.
Revenue Recognition
Certain properties have leases where the minimum rental payment increases during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis when earned and collectability is reasonably assured. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred. Effective January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in Revenue Recognition, Accounting Standards Codification (“ASC”) Topic 605 and requires an entity to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company records revenue for real estate taxes and insurance reimbursed by its tenants on the leased properties, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the condensed consolidated statements of operations as the Company has concluded it is the primary obligor. The Company has identified its revenue streams as rental income from leasing arrangements and tenant reimbursement income, which are outside of the scope of Topic 606. The Company adopted ASU 2014-09 using the modified retrospective approach and determined it did not have a material impact on the Company’s condensed consolidated financial statements.
The Company continually reviews receivables related to rent, including any straight-line rent, and current and future operating expense reimbursements from tenants, and determines their collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is uncertain, the Company will record an increase in the allowance for uncollectible accounts. As of September 30, 2018 and December 31, 2017, the Company had an allowance for uncollectible accounts of $18,000 and $40,000, respectively.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

Earnings (Loss) and Distributions Per Share
The Company has two classes of common stock. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which can result in different earnings per share for each of the classes. Under the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. The distributed earnings to Class T Share common stockholders represents distributions declared less the distribution and stockholder servicing fees. Diluted income (loss) per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the three and nine months ended September 30, 2018 and 2017. Distributions per share are calculated based on the authorized daily distribution rate.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s condensed consolidated financial statements.
In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The amendments in this update require that most lease obligations be recognized as a right of use asset with a corresponding liability on the balance sheet. The guidance also requires additional qualitative and quantitative disclosures to assess the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 and subsequent amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The guidance, including optional practical expedients, should be implemented for the earliest period presented using a modified retrospective approach. The Company is currently in the process of finalizing its assessment of its inventory of leases that will be impacted by adoption of the new guidance. The Company does not expect the adoption to have a material impact on the accounting treatment of the Company’s net leases, which are the primary source of the Company’s revenues.
In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). The targeted amendments in this ASU are designed to help simplify certain aspects of hedge accounting and result in a more accurate portrayal of the economics of an entity’s risk management activities in its financial statements. ASU 2017-12 applies to the Company’s interest rate swaps designated as cash flow hedges. ASU 2017-12 requires all changes in the fair value of highly effective cash flow hedges to be recorded in accumulated other comprehensive income. Under current GAAP, the ineffective portion of the change in fair value of cash flow hedges is recognized directly in earnings. This eliminates the requirement to separately measure and disclose ineffectiveness for qualifying cash flow hedges. ASU 2017-12 is effective for public entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. ASU 2017-12 is required to be adopted using a modified retrospective approach with early adoption permitted. The Company early adopted ASU 2017-12 during the first quarter of fiscal year 2018. Accordingly, during the nine months ended September 30, 2018, the Company recorded a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of accumulated distributions in excess of earnings of $32,000.
In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. ASU 2018-13 also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU 2018-13 are effective January 1, 2020 using a prospective transition method for amendments effecting changes in unrealized gains and losses, significant unobservable inputs used to develop Level 3 fair value measurements and narrative description on uncertainty of measurements. The remaining provisions of the ASU are to be applied retrospectively, and early adoption is permitted. The Company is evaluating the impact of this ASU's adoption, and does not believe this ASU will have a material impact on its condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Credit facility and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of September 30, 2018, the estimated fair value of the Company’s debt was $334.7 million, compared to a carrying value of $335.1 million. The estimated fair value of the Company’s debt was $311.4 million as of December 31, 2017, compared to a carrying value of $309.6 million.
Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.
Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of September 30, 2018 and December 31, 2017, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accounts payable and accrued expenses, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of September 30, 2018 and December 31, 2017, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2017 (in thousands):

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	September 30, 2018	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Interest rate swaps	$1,600	$—	$1,600	$—

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2017	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Interest rate swaps	$845	$—	$845	$—
NOTE 4 — REAL ESTATE ASSETS
2018 Property Acquisitions
During the nine months ended September 30, 2018, the Company acquired four commercial properties for an aggregate purchase price of $43.8 million (the “2018 Asset Acquisitions”), which includes $1.3 million of external acquisition-related expenses that were capitalized in accordance with ASU 2017-01. Prior to the adoption of ASU 2017-01 in April 2017, costs related to property acquisitions were expensed as incurred. The Company funded the 2018 Asset Acquisitions with net proceeds from the Follow-on Offering and available borrowings.
The following table summarizes the purchase price allocation for the 2018 Asset Acquisitions purchased during the nine months ended September 30, 2018 (in thousands):

2018 Asset Acquisitions
Land	$8,882
Buildings and improvements	30,505
Acquired in-place leases and other intangibles (1)	4,437
Total purchase price	$43,824
______________________

(1)	The weighted average amortization period for acquired in-place leases and other intangibles was 17.4 years for the 2018 Asset Acquisitions.
2017 Property Acquisitions
During the nine months ended September 30, 2017, the Company acquired 15 commercial properties for an aggregate purchase price of $103.4 million (the “2017 Acquisitions”), of which 13 were determined to be asset acquisitions and two were accounted for as business combinations as they were acquired prior to the adoption of ASU 2017-01 in April 2017. The Company funded the 2017 Acquisitions with net proceeds from the Offerings and available borrowings.
The following table summarizes the consideration transferred for the properties purchased during the nine months ended September 30, 2017 (in thousands):

2017 Acquisitions
Real estate assets:
Purchase price of asset acquisitions	$88,547
Purchase price of business combinations	14,878
Total purchase price of real estate assets acquired (1)	$103,425
______________________

(1)
The weighted average amortization period for the 2017 Acquisitions was 13.9 years for acquired in-place leases and other intangibles, 16.6 years for acquired above-market leases and 12.9 years for acquired intangible lease liabilities.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

During the nine months ended September 30, 2017, the Company acquired 13 commercial properties for an aggregate purchase price of $88.5 million, which were accounted for as asset acquisitions (the “2017 Asset Acquisitions”). The aggregate purchase price includes $2.6 million of external acquisition-related expenses that were capitalized in accordance with ASU 2017-01. Prior to the adoption of ASU 2017-01, costs related to property acquisitions were expensed as incurred. The following table summarizes the purchase price allocation for the 2017 Asset Acquisitions purchased during the nine months ended September 30, 2017 (in thousands):

2017 Asset Acquisitions
Land	$21,037
Buildings and improvements	47,958
Acquired in-place leases and other intangibles	18,758
Acquired above-market leases	1,665
Intangible lease liabilities	(871)
Total purchase price	$88,547
During the nine months ended September 30, 2017, the Company acquired two commercial properties for an aggregate purchase price of $14.9 million, which were accounted for as business combinations (the “2017 Business Combination Acquisitions”). The Company allocated the purchase price of these properties to the fair value of the assets acquired. The following table summarizes the purchase price allocation for the 2017 Business Combination Acquisitions purchased during the nine months ended September 30, 2017 (in thousands):

2017 Business Combination Acquisitions
Land	$2,099
Buildings and improvements	11,342
Acquired in-place leases and other intangibles	1,437
Total purchase price	$14,878
The Company recorded revenue of $285,000 and $652,000, respectively, and net income of $170,000 and a net loss of $25,000, respectively, for the three and nine months ended September 30, 2017, related to the 2017 Business Combination Acquisitions. In addition, the Company recorded $407,000 of acquisition-related expenses for the nine months ended September 30, 2017, which is included in acquisition-related expenses on the condensed consolidated statements of operations.
The following table summarizes selected financial information of the Company as if all of the 2017 Business Combination Acquisitions were completed on January 1, 2016 for each period presented below. The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the three and nine months ended September 30, 2017 and 2016 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Pro forma basis (unaudited):
Revenue	$11,749	$10,325	$32,779	$31,103
Net income (loss)	$718	$(102)	$1,567	$(1,559)
The unaudited pro forma information for the nine months ended September 30, 2017 was adjusted to exclude $407,000 of acquisition-related fees and expenses recorded during the period related to the 2017 Business Combination Acquisitions. Accordingly, these costs were instead recognized in the pro forma information for the nine months ended September 30, 2016.
The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

NOTE 5 — INTANGIBLE LEASE ASSETS
Intangible lease assets as of September 30, 2018 and December 31, 2017 consisted of the following (in thousands, except weighted average life):

	September 30, 2018	December 31, 2017
In-place leases and other intangibles, net of accumulated amortization of $18,259 and $13,899, respectively (with a weighted average life remaining of 11.0 years and 11.3 years, respectively)	$56,442	$56,443
Acquired above-market leases, net of accumulated amortization of $3,056 and $2,519, respectively (with a weighted average life remaining of 11.2 years and 11.8 years, respectively)	5,780	6,407
	$62,222	$62,850
Amortization of the above-market leases is recorded as a reduction to rental revenue, and amortization expense for the in-place leases and other intangibles is included in depreciation and amortization in the accompanying condensed consolidated statements of operations.
The following table summarizes the amortization expense related to the intangible lease assets for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
In-place lease and other intangible amortization	$1,469	$1,328	$4,587	$3,558
Above-market lease amortization	$166	$211	$628	$617
As of September 30, 2018, the estimated amortization expense relating to the intangible lease assets is as follows (in thousands):

	Amortization Expense
	In-Place Leases and Other Intangibles	Above-Market Leases
Remainder of 2018	$1,482	$183
2019	$5,699	$591
2020	$5,492	$538
2021	$5,430	$523
2022	$5,233	$511
NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. During the nine months ended September 30, 2018, the Company entered into one interest rate swap agreement. As of September 30, 2018, the Company had three interest rate swap agreements. The following table summarizes the terms of the Company’s executed interest rate swap agreements designated as hedging instruments as of September 30, 2018 and December 31, 2017 (dollar amounts in thousands):

	Balance Sheet Location	Outstanding Notional Amount as of	Interest Rate (1)	Effective Date	Maturity Date	Fair Value of Assets as of
		September 30, 2018				September 30, 2018	December 31, 2017
Interest Rate Swaps	Derivative assets, prepaid expenses and other assets	$241,100	3.22% to 4.45%	12/31/2015 to 5/23/2018	4/25/2019 to 3/28/2022	$1,600	$845
______________________
(1) The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of September 30, 2018.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.
Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the derivative instruments that are designated as hedges is recorded in other comprehensive income, with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the three and nine months ended September 30, 2018, the amounts reclassified were a gain of $17,000 and $90,000, respectively. For the three and nine months ended September 30, 2017, the amounts reclassified were a loss of $110,000 and $567,000, respectively. During the next 12 months, the Company estimates that an additional $681,000 will be reclassified from other comprehensive income as a decrease to interest expense. The Company classifies cash flows from interest rate swap agreements as net cash provided by operating activities on the condensed consolidated statements of cash flows, as the Company’s accounting policy is to present cash flows from hedging instruments in the same category in the condensed consolidated statements of cash flows as the category for cash flows from hedged items.
The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at an aggregate termination value, inclusive of interest payments and accrued interest. As of September 30, 2018, all derivatives were in an asset position. Therefore, there was no termination value as of September 30, 2018. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of September 30, 2018.
NOTE 7 — NOTES PAYABLE AND CREDIT FACILITY
As of September 30, 2018, the Company had $332.9 million of debt outstanding, including net deferred financing costs, with weighted average years to maturity of 4.2 years and a weighted average interest rate of 3.8%. The weighted average years to maturity is computed using the scheduled repayment date as specified in each loan agreement where applicable. The weighted average interest rate is computed using the interest rate in effect until the scheduled repayment date. Should a loan not be repaid by its scheduled repayment date, the applicable interest rate will increase as specified in the respective loan agreement until the extended maturity date.
The following table summarizes the debt balances as of September 30, 2018 and December 31, 2017, and the debt activity for the nine months ended September 30, 2018 (in thousands):

		During the Nine Months Ended September 30, 2018
	Balance as of December 31, 2017	Debt Issuance, Net (1)	Repayments and Modifications	Accretion	Balance as of September 30, 2018
Credit facility	$217,000	$270,000	$(244,500)	$—	$242,500
Fixed rate debt	92,600	—	—	—	92,600
Total debt	309,600	270,000	(244,500)	—	335,100
Deferred costs (2)	(1,041)	(1,730)	125	400	(2,246)
Total debt, net	$308,559	$268,270	$(244,375)	$400	$332,854
______________________
(1) Includes deferred financing costs incurred during the period.
(2) Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility, as defined below.
As of September 30, 2018, the fixed rate debt outstanding of $92.6 million included $21.1 million of variable rate debt that is fixed through interest rate swap agreements, which has the effect of fixing the variable interest rate per annum through the maturity date of the variable rate debt. The fixed rate debt has interest rates ranging from 3.5% to 4.5% per annum. The fixed rate debt outstanding matures on various dates from February 2021 to December 2024. The aggregate balance of gross real

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

estate assets, net of gross intangible lease liabilities, securing the fixed rate debt outstanding was $156.5 million as of September 30, 2018. Each of the mortgage notes payable comprising the fixed rate debt is secured by the respective properties on which the debt was placed.
During the nine months ended September 30, 2018, the Company entered into a new credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent, and the other lenders party thereto, and repaid the then-existing credit agreement dated April 25, 2014. The Credit Agreement allows for borrowings of up to $350.0 million (the “Credit Facility”). The Credit Facility includes $220.0 million in term loans (the “Term Loans”) and up to $130.0 million in revolving loans (the “Revolving Loans”). The Term Loans mature on March 27, 2023 and the Revolving Loans mature on March 28, 2022; however the Company may elect to extend the maturity date of the Revolving Loans to March 28, 2023 subject to satisfying certain conditions described in the Credit Agreement.
Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month London Interbank Offered Rate (“LIBOR”) multiplied by the statutory reserve rate (the “Adjusted LIBO Rate”) for the interest period plus an applicable rate ranging from 1.30% to 1.70%; or (ii) a base rate ranging from 0.30% to 0.70%, plus the greater of: (a) JPMorgan Chase’s Prime Rate (as defined in the Credit Agreement); (b) the NYFRB Rate (as defined in the Credit Agreement) plus 0.50%; or (c) the Adjusted LIBO Rate for a period of one month plus 1.0%. As of September 30, 2018, the amounts outstanding under the Revolving Loans totaled $22.5 million at a weighted average interest rate of 3.9%. As of September 30, 2018, the amounts outstanding under the Term Loans totaled $220.0 million, all of which was subject to interest rate swap agreements (the “Swapped Term Loan”). The interest rate swap agreements had the effect of fixing the Adjusted LIBO Rate per annum of the Swapped Term Loan. As of September 30, 2018, the all-in rate for the Swapped Term Loan was 3.8%. The Company had $242.5 million of debt outstanding under the Credit Facility as of September 30, 2018 at a weighted average interest rate of 3.8% and $107.5 million in unused capacity, subject to borrowing availability.
The Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Credit Agreement requires the Company to maintain a minimum consolidated net worth not less than $225.0 million plus 75% of the equity interests issued by the Company, a net leverage ratio less than or equal to 60%, a fixed charge coverage ratio equal to or greater than 1.50, an unsecured debt to unencumbered asset value ratio equal to or less than 60%, an unsecured debt service coverage ratio greater than 1.75, a secured debt ratio equal to or less than 40% and recourse debt not greater than 15% of total asset value. The Company believes it was in compliance with the financial covenants of the Credit Agreement, as well as the financial covenants under the Company’s various fixed and variable rate debt agreements as of September 30, 2018.
Maturities
The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to September 30, 2018 (in thousands):

Principal Repayments
Remainder of 2018	$—
2019	—
2020	388
2021	68,009
2022	22,928
Thereafter	243,775
Total	$335,100
NOTE 8 — INTANGIBLE LEASE LIABILITIES
Intangible lease liabilities consisted of the following as of September 30, 2018 and December 31, 2017 (in thousands, except weighted average life remaining amounts):

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

	September 30, 2018	December 31, 2017
Acquired below-market leases, net of accumulated amortization of $2,081 and $1,678, respectively (with a weighted average life remaining of 7.5 years and 7.9 years, respectively)	$3,569	$4,019
Amortization of below-market leases is recorded as an increase to rental revenue in the accompanying condensed consolidated statements of operations. The following table summarizes the amortization of the intangible lease liabilities for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Below-market lease amortization	$147	$133	$450	$412
As of September 30, 2018, the estimated amortization of the intangible lease liabilities is as follows (in thousands):

Amortization of Below-Market Leases
Remainder of 2018	$146
2019	$555
2020	$479
2021	$460
2022	$380
NOTE 9 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.
Environmental Matters
In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.
NOTE 10 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred commissions, fees and expenses payable to CR V Advisors and certain of its affiliates in connection with the Offerings and the acquisition, management and disposition of its assets.
Selling commissions and dealer manager fees
In connection with the Offerings, CCO Capital, the Company’s dealer manager, which is affiliated with CR V Advisors, receives selling commissions of up to 7.0% and 3.0% of gross offering proceeds from the primary portion of the Offerings for Class A Shares and Class T Shares, respectively, and before reallowance of selling commissions earned by participating broker-dealers. The Company has been advised that CCO Capital intends to reallow 100% of selling commissions earned to participating broker-dealers. In addition, CCO Capital receives 2.0% of gross offering proceeds from the primary portion of the Offerings for both Class A Shares and Class T Shares as a dealer manager fee. CCO Capital, in its sole discretion, may reallow all or a portion of its dealer manager fee to participating broker-dealers. No selling commissions or dealer manager fees are paid to CCO Capital or other participating broker-dealers with respect to shares sold pursuant to the DRIP.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

Other organization and offering expenses
All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions, dealer manager fees and distribution and stockholder servicing fees) are paid by CR V Advisors or its affiliates and are reimbursed by the Company up to 2.0% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be considered to be underwriting compensation. As of September 30, 2018, CR V Advisors had paid organization and offering expenses in excess of 2.0% of aggregate gross offering proceeds in connection with the Offerings. These excess amounts were not included in the condensed consolidated financial statements of the Company because such amounts were not a liability of the Company as they exceeded 2.0% of gross proceeds from the Offerings. As the Company raises additional proceeds from the Offerings, these excess amounts may become payable.
Distribution and stockholder servicing fees
Through October 4, 2016, the Company paid CCO Capital a distribution and stockholder servicing fee for Class T Shares that was calculated on a daily basis in the amount of 1/365th of 0.8% of the estimated per share NAV of the Class T Shares sold in the primary portion of the Initial Offering. Beginning on October 5, 2016, the distribution and stockholder servicing fee is calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of the Class T Shares sold in the primary portion of the Offerings. The distribution and stockholder servicing fee is paid monthly in arrears from cash flow from operations or, if the Company’s cash flow from operations is not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flow. An estimated liability for future distribution and stockholder servicing fees payable to CCO Capital is recognized at the time each Class T Share is sold and included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company will cease paying the distribution and stockholder servicing fee with respect to Class T Shares at the earliest of (i) the end of the month in which the total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T Shares held in such account, or a lower limit agreed upon between the dealer manager and the participating broker-dealer at the time such Class T Shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of the Company’s shares, excluding shares sold pursuant to the DRIP; (iii) the fourth anniversary of the last day of the month in which the offering in which such Class T Shares were purchased (excluding the offering of shares pursuant to the DRIP) terminates; (iv) the date such Class T Share is no longer outstanding; and (v) the date the Company effects a liquidity event. CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee for services that such participating broker-dealers perform. At the time the Company ceases paying the distribution and stockholder servicing fee with respect to an outstanding Class T Share pursuant to the provisions above, such Class T Share will convert into a number of Class A Shares (including any fractional shares) with an equivalent net asset value as such Class T Share. The Company cannot predict when this will occur. No distribution and stockholder servicing fees are paid to CCO Capital or other participating broker-dealers with respect to shares sold pursuant to the DRIP.
Acquisition fees and expenses
The Company pays CR V Advisors or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset the Company acquires; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (3) the purchase price of any loan the Company acquires; and (4) the principal amount of any loan the Company originates. In addition, the Company reimburses CR V Advisors or its affiliates for insourced expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, which are fixed on an annual basis at 0.5% of the contract purchase price of each property and 0.5% of the amount advanced for a loan or other investment, which will be prorated for any partial calendar year; provided, that acquisition expenses are not included in the contract purchase price of the property. Additionally, CR V Advisors or its affiliates are reimbursed for third-party acquisition-related expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the Board, including a majority of the Company’s independent directors, as commercially competitive, fair and reasonable to the Company.
Advisory fees and expenses
Pursuant to the advisory agreement with CR V Advisors, the Company pays CR V Advisors a monthly advisory fee based upon the Company’s monthly average asset value, which, effective January 1, 2018, is based on the estimated market value of such assets used to determine the Company’s estimated per share NAV as of December 31, 2017, as discussed in Note 1 — Organization and Business, and for those assets acquired subsequent to December 31, 2017, is based on the purchase price. The

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

monthly advisory fee is equal to the following amounts: (1) an annualized rate of 0.75% paid on the Company’s average asset value that is between $0 and $2.0 billion; (2) an annualized rate of 0.70% paid on the Company’s average asset value that is between $2.0 billion and $4.0 billion; and (3) an annualized rate of 0.65% paid on the Company’s average asset value that is over $4.0 billion.
Operating expenses
The Company reimburses CR V Advisors, or its affiliates, for the expenses they paid or incurred in connection with the advisory and administrative services provided to the Company, subject to the limitation that the Company will not reimburse CR V Advisors or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of: (1) 2.0% of average invested assets, or (2) 25.0% of net income excluding any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CR V Advisors or its affiliates for the salaries and benefits paid to personnel in connection with the services for which CR V Advisors or its affiliates receive acquisition fees, and the Company will not reimburse CR V Advisors for salaries and benefits paid to the Company’s executive officers.
Disposition fees
If CR V Advisors or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more properties (or the Company’s entire portfolio), the Company will pay CR V Advisors or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by the Company to third parties on the sale of such property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event may the total disposition fees paid to CR V Advisors, its affiliates and unaffiliated third parties exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CR V Advisors or its affiliates provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more assets other than properties, the Company may separately compensate CR V Advisors or its affiliates at such rates and in such amounts as the Board, including a majority of the Company’s independent directors, and CR V Advisors agree upon, not to exceed an amount equal to 1.0% of the contract price of the assets sold. During the three and nine months ended September 30, 2018 and 2017, no disposition fees were incurred for any such services provided by CR V Advisors or its affiliates.
Subordinated performance fees
The Company will pay a subordinated performance fee in connection with one of the following alternative events: (1) if the Company’s shares are listed on a national securities exchange, CR V Advisors, or its affiliates, will be entitled to a subordinated performance fee equal to 15.0% of the amount, if any, by which (i) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing, exceeds (ii) the sum of the total amount of capital raised from stockholders and the amount of distributions necessary to generate a 6.0% annual cumulative, non-compounded return to stockholders; (2) if the Company is sold or its assets are liquidated, CR V Advisors will be entitled to a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after stockholders have received, from regular distributions plus special distributions paid from proceeds of such sale, a return of their net capital invested and a 6.0% annual cumulative, non-compounded return; or (3) upon termination of the advisory agreement, CR V Advisors may be entitled to a subordinated performance fee similar to the fee to which it would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. During the three and nine months ended September 30, 2018 and 2017, no subordinated performance fees were incurred related to any such events.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CR V Advisors and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Selling commissions	$298	$813	$1,215	$3,441
Dealer manager fees	$158	$322	$533	$1,298
Other organization and offering expenses	$218	$378	$708	$1,454
Distribution and stockholder servicing fees (1)	$97	$56	$270	$123
Acquisition fees and expenses	$52	$915	$1,250	$2,332
Advisory fees and expenses	$1,584	$1,389	$4,603	$3,965
Operating expenses	$487	$522	$1,625	$1,594
______________________

(1)
Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for future distribution and stockholder servicing fees payable to CCO Capital of $1.3 million, which is included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value.

Services Agreement
Pursuant to the Services Agreement, VEREIT OP, which is affiliated with one of the Company’s directors, is obligated to provide certain services to CCO Group and to the Company, including operational real estate support. The Company is not a party to the Services Agreement. See Note 11 — Economic Dependency for a discussion of the Services Agreement.
Due to/from Affiliates
As of September 30, 2018 and December 31, 2017, $2.1 million and $1.8 million, respectively, were recorded for services and expenses incurred, but not yet reimbursed to CR V Advisors, or its affiliates. The amounts are primarily for advisory fees and operating expenses and distribution and stockholder servicing fees payable to CCO Capital. These amounts were included in due to affiliates in the condensed consolidated balance sheets for such periods.
As of December 31, 2017, $14,000 was due from CR V Advisors or its affiliates related to amounts received by affiliates of the advisor which were due to the Company. No such amounts were due to the Company as of September 30, 2018.
NOTE 11 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged and may in the future engage CR V Advisors or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CR V Advisors or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
Services Agreement
Pursuant to the Services Agreement, VEREIT OP is obligated to provide certain services to CCO Group and to the Company, including operational real estate support. VEREIT OP is obligated to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) and is obligated provide consulting and research services through December 31, 2023 as requested by CCO Group, LLC.
Despite the indirect change of ownership and control of the Company’s advisor, dealer manager, property manager and sponsor, the Company expects that, during the Initial Services Term of the Services Agreement, the advisory, dealer manager and property management services the Company receives will continue without any material changes in personnel (except as supplemented by the management oversight of CIM personnel) or material change in service procedures. During the Initial Services Term of the Services Agreement, CCO Group, LLC intends to evaluate and effectuate an appropriate transition of

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (Unaudited) – (Continued)

VEREIT OP’s services under the Services Agreement to other CIM affiliates or third parties with the goal of ensuring continuity and minimizing disruption.
NOTE 12 — OPERATING LEASES
The Company’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. As of September 30, 2018, the leases had a weighted-average remaining term of 10.3 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.
The future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options, as of September 30, 2018, was as follows (in thousands):

Future Minimum Rental Income
Remainder of 2018	$12,641
2019	48,013
2020	47,325
2021	46,723
2022	45,122
Thereafter	322,650
Total	$522,474
NOTE 13 — SUBSEQUENT EVENTS
The following events occurred subsequent to September 30, 2018:
Redemption of Shares of Common Stock
Subsequent to September 30, 2018, the Company redeemed approximately 135,000 shares for $3.0 million at an average per share price of $22.05 pursuant to the Company’s share redemption program. Management, in its discretion, limited the amount of shares redeemed for the three months ended September 30, 2018 to an amount equal to net proceeds the Company received from the sale of shares in the DRIP during the respective period. The remaining redemption requests received during the three months ended September 30, 2018 totaling approximately 295,000 shares went unfulfilled.
Acquisition of Real Estate Assets
Subsequent to September 30, 2018, the Company acquired one commercial property for an aggregate purchase price of $15.1 million, which was accounted for as an asset acquisition. The acquisition was funded with net proceeds from the Follow-On Offering and available borrowings. The Company has not completed its initial purchase price allocation with respect to this property and therefore cannot provide similar disclosures to those included in Note 4 — Real Estate Assets in these condensed consolidated financial statements for this property.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. Certain risks may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a complete discussion of such risk factors, see Item 1A — Risk Factors of this Quarterly Report on Form 10-Q and the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. Capitalized terms used herein, but not otherwise defined, shall have the meaning ascribed to those terms in “Part I — Financial Information” of this Quarterly Report on Form 10-Q, including the notes to the condensed consolidated financial statements contained therein, and the terms “we,” “us,” “our” and the “Company” refer to Cole Credit Property Trust V, Inc.
Forward-Looking Statements
This Quarterly Report on Form 10-Q includes “forward-looking statements” (within the meaning of the federal securities laws, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by the use of words such as “may,” “will,” “seek,” “expects,” “anticipates,” “believes,” “targets,” “intends,” “should,” “estimates,” “could,” “continue,” “assume,” “projects,” “plans” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of changes in underlying assumptions or new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law. The forward-looking statements should be read in light of the risk factors identified in Item 1A — Risk Factors of this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for the year ended December 31, 2017.
The following are some, but not all, of the assumptions, risks, uncertainties and other factors that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.

•	We are subject to risks associated with tenant, geographic and industry concentrations with respect to our properties.

•	Our properties, intangible assets and other assets may be subject to impairment charges.

•	We could be subject to unexpected costs or unexpected liabilities that may arise from potential dispositions and may be unable to dispose of properties on advantageous terms.

•
We are subject to competition in the acquisition and disposition of properties and in the leasing of our properties and we may be unable to acquire, dispose of, or lease properties on advantageous terms.

•	We could be subject to risks associated with bankruptcies or insolvencies of tenants or from tenant defaults generally.

•	We have substantial indebtedness, which may affect our ability to pay distributions, and expose us to interest rate fluctuation risk and the risk of default under our debt obligations.

•	We may be affected by the incurrence of additional secured or unsecured debt.

•	We may not be able to maintain profitability.

•	We may not generate cash flows sufficient to pay our distributions to stockholders or meet our debt service obligations.

•	We may be affected by risks resulting from losses in excess of insured limits.

•	We may fail to remain qualified as a REIT for U.S. federal income tax purposes.

•
Our sponsor may be unable to fully reestablish the financial network, which previously supported real estate investment trusts sponsored by our sponsor, and/or regain the prior level of transaction and capital raising volume achieved by such real estate investment trusts.

•	We are subject to risks that may affect capital raising volume as a result of increased regulatory changes.

•	Our advisor has the right to terminate the advisory agreement upon 60 days’ written notice without cause or penalty.

Definitions
We use certain defined terms throughout this Quarterly Report on Form 10-Q that have the following meanings:
The phrase “annualized rental income” refers to the straight-line rental revenue under our leases on operating properties owned as of the respective reporting date, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any bad debt allowances and any contingent rent, such as percentage rent. Management uses annualized rental income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized rental income is not indicative of future performance.
Under a “net lease,” the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. The tenant generally agrees that it will either have no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. There are various forms of net leases, most typically classified as either triple-net or double-net. Triple-net leases typically require the tenant to pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs, including roof, structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance).
Overview
We were formed on December 12, 2012, and we elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2014. We commenced principal operations on March 18, 2014, when we satisfied the minimum offering conditions of our escrow agreement and issued approximately 110,000 shares of common stock in the Initial Offering. We have no paid employees and are externally advised and managed by CR V Advisors. On February 1, 2018, the Transaction, as discussed in Note 1 — Organization and Business to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q, was completed. As a result of the Transaction, CIM indirectly owns and/or controls CR V Advisors; our dealer manager, CCO Capital; our property manager, CREI Advisors; and CCO Group.
As part of the Transaction, pursuant to the Services Agreement, VEREIT OP is obligated to provide certain services to CCO Group and to us, including operational real estate support. VEREIT OP is obligated to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) and is obligated to provide consulting and research services through December 31, 2023 as requested by CCO Group, LLC.
Despite the indirect change of ownership and control of our advisor, dealer manager, property manager and sponsor, we expect that, during the Initial Services Term of the Services Agreement, the advisory, dealer manager and property management services we receive will continue without any material changes in personnel (except as supplemented by the management oversight of CIM personnel) or material change in service procedures. During the Initial Services Term of the Services Agreement, CCO Group intends to evaluate and effectuate an appropriate transition of VEREIT OP’s services under the Services Agreement to other CIM affiliates or third parties with the goal of ensuring continuity and minimizing disruption.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumptions, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our indebtedness and acquisition and operating expenses. Rental and other property income accounted for 87% of total revenue for both the three and nine months ended September 30, 2018, and 88% and 89% of total revenue for the three and nine months ended September 30, 2017, respectively. As 98.9% of our rentable square feet was under lease as of September 30, 2018 (including any month-to-month agreements) with a weighted average remaining lease term of 10.3 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Our advisor regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
Operating Highlights and Key Performance Indicators
2018 Activity

•	Acquired four properties for an aggregate purchase price of $43.8 million.

•
Issued approximately 1.5 million shares of common stock in the Offerings for aggregate proceeds of $35.4 million ($23.3 million in Class A Shares and $12.1 million in Class T Shares) before organization and offering costs, selling commissions and dealer manager fees of $2.5 million.

•	Entered into a new credit agreement that increased the allowable borrowings and extended the maturity dates associated with the original modified credit agreement.

•	Total debt increased by $25.5 million, from $309.6 million to $335.1 million.
Portfolio Information
As of September 30, 2018, we owned 140 properties, comprising 3.4 million rentable square feet of commercial space located in 33 states, which were 98.9% leased, including any month-to-month agreements, with a weighted average remaining lease term of 10.3 years. As of September 30, 2018, one of our tenants, Walgreens, accounted for 13% of our 2018 annualized rental income. As of September 30, 2018, no single geographic concentration accounted for greater than 10% of our 2018 annualized rental income. In addition, we had tenants in the pharmacy, discount store, sporting goods and grocery industries, which accounted for 14%, 13%, 12% and 11%, respectively, of our 2018 annualized rental income. The following table shows the property statistics of our real estate assets as of September 30, 2018 and 2017:

	As of September 30,
	2018	2017
Number of commercial properties	140	131
Rentable square feet (in thousands) (1)	3,359	3,014
Percentage of rentable square feet leased	98.9%	98.8%
Percentage of investment-grade tenants (2)	38.8%	36.9%
______________________

(1)	Includes square feet of buildings on land parcels subject to ground leases.

(2)
Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income, and is for only those tenants rated by Standard & Poor’s.

The following table summarizes our real estate acquisition activity during the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Commercial properties acquired	—	4	4	15
Purchase price of acquired properties (in thousands)	$—	$46,741	$43,824	$103,425
Rentable square feet (in thousands) (1)	—	283	175	482
______________________

(1)	Includes square feet of buildings on land parcels subject to ground leases.

Results of Operations
The following table provides summary information about our results of operations for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended September 30,		2018 vs 2017 Increase (Decrease)	Nine Months Ended September 30,		2018 vs 2017 Increase (Decrease)
	2018	2017		2018	2017
Total revenues	$13,965	$11,749	$2,216	$40,613	$32,580	$8,033
General and administrative expenses	$1,176	$1,135	$41	$3,412	$3,362	$50
Property operating expenses	$938	$491	$447	$2,230	$1,560	$670
Real estate tax expenses	$1,157	$1,012	$145	$3,492	$2,617	$875
Advisory fees and expenses	$1,584	$1,389	$195	$4,603	$3,965	$638
Acquisition-related expenses	$52	$35	$17	$187	$527	$(340)
Depreciation and amortization	$4,664	$4,009	$655	$13,944	$11,159	$2,785
Operating income	$4,394	$3,678	$716	$12,745	$9,390	$3,355
Interest expense and other, net	$3,502	$2,960	$542	$10,440	$8,324	$2,116
Net income	$892	$718	$174	$2,305	$1,066	$1,239
Revenue
Our revenues consist primarily of rental and other property income from net leased commercial properties. We also incur certain operating expenses that are subject to reimbursement by our tenants, which results in tenant reimbursement income.
The increase in revenue of $2.2 million and $8.0 million during the three and nine months ended September 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to the acquisition and management of nine additional income-producing properties subsequent to September 30, 2017. Rental and other property income from net leased commercial properties accounted for 87% of total revenue for both the three and nine months ended September 30, 2018, respectively, and 88% and 89% of total revenue for the three and nine months ended September 30, 2017, respectively. We also incurred certain operating expenses subject to reimbursement by our tenants, which resulted in $1.8 million and $5.2 million in tenant reimbursement income during the three and nine months ended September 30, 2018, respectively, compared to $1.4 million and $3.6 million, respectively, during the same periods in 2017.
General and Administrative Expenses
The primary general and administrative expense items are escrow and trustee fees, operating expense reimbursements to our advisor, unused fees on the Credit Facility and accounting fees.
The increase in general and administrative expenses of $41,000 and $50,000 during the three and nine months ended September 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to increases in operating expense reimbursements to our advisor during the three and nine months ended September 30, 2018, primarily as a result of the acquisition of nine additional rental income-producing properties subsequent to September 30, 2017.
Property Operating Expenses
Property operating expenses such as property repairs, maintenance and property-related insurance include both reimbursable and non-reimbursable property expenses. We are reimbursed by tenants for certain property operating expenses in accordance with the respective lease agreements.
The increase in property operating expenses of $447,000 and $670,000 during the three and nine months ended September 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to an increase in repair and maintenance costs as a result of the acquisition of nine additional properties subsequent to September 30, 2017, as well as recognizing a full period of property operating expenses on four and 15 properties acquired during the three and nine months ended September 30, 2017, respectively.
Real Estate Tax Expenses
The increase in real estate tax expenses of $145,000 and $875,000 during the three and nine months ended September 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to the acquisition of nine additional properties subsequent to September 30, 2017, as well as recognizing a full period of real estate tax expenses on four and 15 properties acquired during the three and nine months ended September 30, 2017, respectively.

Advisory Fees and Expenses
Pursuant to the advisory agreement with CR V Advisors and based upon the amount of our current invested assets, we are required to pay to CR V Advisors a monthly advisory fee equal to one-twelfth of 0.75% of the average asset value. Additionally, we may be required to reimburse certain expenses incurred by CR V Advisors in providing such advisory services, subject to limitations as set forth in the advisory agreement.
The increase in advisory fees and expenses of $195,000 during the three months ended September 30, 2018, as compared to the same period in 2017, was primarily due to an increase in our average asset value to $705.4 million for the three months ended September 30, 2018, compared to $621.5 million for the three months ended September 30, 2017.
The increase in advisory fees and expenses of $638,000 during the nine months ended September 30, 2018, as compared to the same period in 2017, was primarily due to an increase in our average asset value to $689.0 million for the nine months ended September 30, 2018, compared to $586.6 million for the nine months ended September 30, 2017.
Acquisition-Related Expenses
We reimburse CR V Advisors or its affiliates for acquisition-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of our board of directors, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. We also reimburse CR V Advisors or its affiliates for insourced expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, which are fixed on an annual basis to 0.5% of the contract purchase price of each property and 0.5% of the amount advanced for a loan or other investment, which will be prorated for any partial calendar year; provided, however, that acquisition expenses are not included in the contract purchase price of the property. In April 2017, we adopted ASU 2017-01, which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Our acquisitions made after the adoption of ASU 2017-01 qualify as asset acquisitions, and as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions are capitalized. Prior to the adoption of ASU 2017-01 in April 2017, all of our costs related to property acquisitions, including acquisition fees described below, were expensed as incurred, and all of our acquisitions were accounted for as business combinations. Prior to April 2017, acquisition-related expenses primarily consisted of legal, deed transfer and other costs related to real estate purchase transactions, including costs incurred for deals that were not consummated. We also pay CR V Advisors or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset we acquire; (2) the amount paid in respect of the development, construction or improvement of each asset we acquire; (3) the purchase price of any loan we acquire; and (4) the principal amount of any loan we originate.
The increase in acquisition-related expenses of $17,000 during the three months ended September 30, 2018, compared to the same period in 2017, was primarily due to an increase in advisor reimbursements. Acquisitions made during the three months ended September 30, 2018 and 2017 were all accounted for as asset acquisitions in accordance with ASU 2017-01, and as such, acquisition costs were capitalized.
The decrease in acquisition-related expenses of $340,000 during the nine months ended September 30, 2018, compared to the same period in 2017, was primarily due to the acquisition of two commercial properties during the nine months ended September 30, 2017 that were accounted for as business combinations, and as such the acquisition-related costs were expensed as incurred. Acquisition-related costs related to the four asset acquisitions during the nine months ended September 30, 2018 were capitalized in accordance with ASU 2017-01.
Depreciation and Amortization Expenses
The increase in depreciation and amortization expenses of $655,000 and $2.8 million during the three and nine months ended September 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to the acquisition of nine additional properties subsequent to September 30, 2017, as well as recognizing a full period of depreciation and amortization expenses on four and 15 properties acquired during the three and nine months ended September 30, 2017, respectively.
Interest Expense and Other, Net
The increase in interest expense and other, net of $542,000 during the three months ended September 30, 2018, as compared to the same period in 2017, was primarily due to an increase in the average aggregate amount of debt outstanding to $336.3 million during the three months ended September 30, 2018, from $272.9 million during the three months ended September 30, 2017.
The increase in interest expense and other, net of $2.1 million during the nine months ended September 30, 2018, as compared to the same period in 2017, was primarily due to an increase in the average aggregate amount of debt outstanding to

$329.3 million during the nine months ended September 30, 2018, from $254.4 million during the nine months ended September 30, 2017.
Same Store Properties
We review our stabilized operating results, measured by contract rental revenue, from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties, and we believe that the presentation of operating results for same store properties provides useful information to stockholders. Contract rental revenue is a supplemental non-GAAP financial measure of real estate companies’ operating performance. Contract rental revenue is considered by management to be a helpful supplemental performance measure, as it provides a consistent method for the comparison of our properties. In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.
“Non-same store” properties, for purposes of the table below, includes properties acquired on or after July 1, 2017 and any properties under development or redevelopment. As shown in the table below, contract rental revenue on the 127 same store properties for the three months ended September 30, 2018 increased $146,000 as compared to the same period in 2017. The same store properties were 98.6% occupied as of September 30, 2018, as compared to 98.7% occupied as of September 30, 2017.
The following table shows the contract rental revenue from properties owned for both of the entire three months ended September 30, 2018 and 2017, along with a reconciliation to rental income, calculated in accordance with GAAP (dollar amounts in thousands):

	Number of Properties	Three Months Ended September 30,		Increase (Decrease)
		2018	2017	$ Change	% Change
Rental income – as reported		$12,133	$10,303	$1,830	18%
Less: Amortization (1)		(19)	(78)	59	(76)%
Less: Straight-line rental income		431	574	(143)	(25)%
Total contract rental revenue		11,721	9,807	1,914	20%

Less: “Non-same store” properties	13	2,067	299	1,768	591%
“Same store” properties	127	$9,654	$9,508	$146	1.5%
______________________
(1) Includes amortization of above- and below-market lease intangibles and deferred lease incentives.
“Non-same store” properties, for purposes of the table below, includes properties acquired on or after January 1, 2017 and any properties under development or redevelopment. As shown in the table below, contract rental revenue on the 116 same store properties for the nine months ended September 30, 2018 stayed consistent compared to the same period in 2017. The same store properties were 98.5% occupied as of September 30, 2018, as compared to 98.6% occupied as of September 30, 2017.
The following table shows the contract rental revenue from properties owned for both of the entire nine months ended September 30, 2018 and 2017, along with a reconciliation to rental income, calculated in accordance with GAAP (dollar amounts in thousands):

	Number of Properties	Nine Months Ended September 30,		Increase (Decrease)
		2018	2017	$ Change	% Change
Rental income – as reported		$35,449	$29,022	$6,427	22%
Less: Amortization (1)		(178)	(205)	27	(13)%
Less: Straight-line rental income		1,207	1,150	57	5%
Total contract rental revenue		34,420	28,077	6,343	23%

Less: “Non-same store” properties	24	8,323	1,921	6,402	333%
“Same store” properties	116	$26,097	$26,156	$(59)	(0.2)%
______________________
(1) Includes amortization of above- and below-market lease intangibles and deferred lease incentives.

Distributions
The Board authorized a daily distribution, based on 365 days in the calendar year, of $0.004315068 per Class A Share for stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2018 and ending on March 31, 2019. The Board authorized a daily distribution on Class T Shares to our stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2018 and ending on March 31, 2019, equal to $0.004315068 per Class T Share, less the per share distribution and stockholder servicing fees that are payable with respect to the Class T Shares (as calculated on a daily basis). As of September 30, 2018, we had distributions payable of $2.1 million.
The following table presents distributions and sources of distributions for the periods indicated below:

	Nine Months Ended September 30,
	2018		2017
	Amount	Percent	Amount	Percent
Distributions paid in cash	$9,947	53%	$8,341	51%
Distributions reinvested	8,786	47%	7,881	49%
Total distributions	$18,733	100%	$16,222	100%

Source of distributions:
Net cash provided by operating activities (1)	$16,947	90%	$12,425	77%
Proceeds from issuance of common stock (2)	—	—%	3,797	23%
Proceeds from the issuance of debt	1,786	10%	—	—
Total sources	$18,733	100%	$16,222	100%
______________________
(1) Net cash provided by operating activities for the nine months ended September 30, 2018 and 2017 was $16.9 million and $12.4 million, respectively.
(2) Prior to the adoption of ASU 2017–01 in April 2017, we treated our real estate acquisition–related fees and expenses as funded by proceeds from the Initial Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the nine months ended September 30, 2017 includes the amount by which real estate acquisition–related fees and expenses have reduced net cash flows from operating activities in prior periods.
Share Redemptions
Our share redemption program permits our stockholders to sell their shares of common stock back to us after they have held them for at least one year, subject to certain conditions and limitations. We may waive the one-year holding period upon request in the event of death, bankruptcy or other exigent circumstances as determined by our advisor. Funding for the redemption of shares will be limited to the cumulative net proceeds we receive from the sale of shares under the DRIP, net of shares redeemed to date. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the DRIP. In addition, the Board may choose to amend the terms of, suspend or terminate our share redemption program at any time upon 30 days’ notice. We will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. We received redemption requests of approximately 295,000 shares for $6.5 million in excess of the net proceeds we received from the issuance of shares under the DRIP during the three months ended September 30, 2018. Management, in its discretion, limited the amount of shares redeemed to an amount equal to net proceeds we received from the sale of shares pursuant to the DRIP during the respective period. During the nine months ended September 30, 2018, we received valid redemption requests under our share redemption program totaling approximately 1.0 million shares, of which we redeemed 261,000 shares as of September 30, 2018 for $5.7 million (at an average redemption price of $22.00 per share) and approximately 135,000 shares subsequent to September 30, 2018 for $3.0 million at an average redemption price of $22.05 per share. The remaining redemption requests relating to approximately 640,000 shares went unfulfilled. A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program then in effect. The share redemptions were funded with proceeds from the DRIP.

Liquidity and Capital Resources
General
We expect to utilize funds from the Offerings and future proceeds from secured or unsecured financing to complete future property acquisitions and for general corporate uses. Our operating cash flows will primarily be provided by the rental income received from leased properties. As of September 30, 2018, we had raised $444.8 million of gross proceeds from the Offerings ($398.7 million in Class A Shares and $46.1 million in Class T Shares) before organization and offering costs, selling commissions and dealer manager fees of $41.8 million.
Our Credit Facility provides for borrowings of up to $350.0 million, which includes $220.0 million in Term Loans and up to $130.0 million in Revolving Loans. As of September 30, 2018, we had $107.5 million in unused capacity under the Credit Facility, subject to borrowing availability. As of September 30, 2018, we also had cash and cash equivalents of $1.0 million.
Short-term Liquidity and Capital Resources
We expect our operating cash flows to increase as we continue to acquire properties. On a short-term basis, our principal demands for funds will be for the acquisition of real estate assets and the payment of acquisition-related expenses, operating expenses, distributions to stockholders and interest and principal on current and any future debt financings. We expect to meet our short-term liquidity requirements through net cash flows provided by operations and proceeds from the Offerings, as well as secured or unsecured borrowings from banks and other lenders to finance our future acquisitions. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
All organization and offering expenses (excluding selling commissions, dealer manager fees and distribution and stockholder servicing fees) are paid for by CR V Advisors or its affiliates and are reimbursed by us up to 2.0% of aggregate gross proceeds from the Offerings. A portion of the other organization and offering expenses may be underwriting compensation. As of September 30, 2018, CR V Advisors had paid organization and offering expenses in excess of 2.0% of aggregate gross offering proceeds. The amounts in excess of 2.0% of aggregate gross offering proceeds were not included in our condensed consolidated financial statements because such amounts were not a liability of ours as they exceeded 2.0% of proceeds from the Initial Offering. As we raise additional proceeds from the Follow-on Offering, these excess amounts may become payable.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related assets and the payment of tenant improvements, acquisition-related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any current and future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from net cash flows provided by operations, the sale of our common stock and from secured or unsecured borrowings from banks and other lenders.
We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we have used, and may continue to use, other sources to fund distributions, as necessary, including proceeds from the Offerings, borrowings on our Credit Facility and/or future borrowings on unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offerings or debt financings will be used to fund acquisitions, certain capital expenditures, repayments of outstanding debt or distributions to our stockholders.
Contractual Obligations
As of September 30, 2018, we had $335.1 million of debt outstanding with a weighted average interest rate of 3.8%. See Note 7 — Notes Payable and Credit Facility to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for certain terms of our debt outstanding.

Our contractual obligations as of September 30, 2018 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments – credit facility	$242,500	$—	$—	$242,500	$—
Interest payments – credit facility (2)	40,579	9,212	18,500	12,867	—
Principal payments – fixed rate debt (3)	92,600	—	21,792	47,366	23,442
Interest payments – fixed rate debt (4)	14,130	3,750	6,989	2,154	1,237
Total	$389,809	$12,962	$47,281	$304,887	$24,679
______________________

(1)	The table does not include amounts due to CR V Advisors or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)
As of September 30, 2018, the Term Loans outstanding totaled $220.0 million, all of which is subject to interest rate swap agreements. As of September 30, 2018, the weighted average interest rate for the Swapped Term Loan was 3.8%. The remaining $22.5 million outstanding under the Credit Facility had a weighted average interest rate of 3.9% as of September 30, 2018.

(3)	Principal payment amounts reflect actual payments based on the face amount of notes payable that are secured by our wholly-owned properties.

(4)
As of September 30, 2018, we had $21.1 million of variable rate debt effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our interest rate swap agreements to calculate the debt payment obligations in future periods.

We expect to incur additional borrowings in the future to acquire additional properties and other real estate-related assets. There is no limitation on the amount we may borrow against any single improved property. Our borrowings will not exceed 75% of the cost of our gross assets (or 300% of net assets) as of the date of any borrowing, which is the maximum level of indebtedness permitted under the North American Securities Administrators Association Statement of Policy Regarding Real Estate Investment Trusts; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with justification for such excess borrowing. As of September 30, 2018, our ratio of debt to the cost (before deducting depreciation or other non-cash reserves) of our gross assets was 49.4% and our ratio of debt to the fair market value of our gross assets was 47.5%. Fair market value is based on the estimated market value of our real estate assets as of December 31, 2017 that were used to determine our estimated per share NAV, and for those assets acquired from January 1, 2018 through September 30, 2018 is based on the purchase price.
Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums or discounts, less all cash and cash equivalents. As of September 30, 2018, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 49.3%. The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of September 30, 2018 (dollar amounts in thousands):

Balance as of September 30, 2018
Credit facility and notes payable, net	$332,854
Deferred costs and net premiums (1)	2,246
Less: Cash and cash equivalents	(1,032)
Net debt	$334,068

Gross real estate assets, net (2)	$678,258
Net debt leverage ratio	49.3%
______________________
(1) Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility.
(2) Net of gross intangible lease liabilities.

Cash Flow Analysis
Operating Activities. Net cash provided by operating activities increased by $4.5 million for the nine months ended September 30, 2018, as compared to the same period in 2017. The change was primarily due to the acquisition of nine additional properties subsequent to September 30, 2017, resulting in increases in net income and depreciation and amortization expenses. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities decreased by $58.3 million for the nine months ended September 30, 2018, as compared to the same period in 2017. The decrease resulted primarily from the decrease in real estate investments of $58.3 million during the nine months ended September 30, 2018, as compared to the same period in 2017.
Financing Activities. Net cash provided by financing activities decreased $46.1 million for the nine months ended September 30, 2018, as compared to the same period in 2017. The change was primarily due to a decrease in proceeds from the Offerings of $34.4 million and an increase in redemptions of common stock of $4.8 million.
Election as a REIT
We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2014. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).
If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated financial statements.
Critical Accounting Policies and Estimates
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2017. We consider our critical accounting policies to be the following:

•	Recoverability of Real Estate Assets; and

•	Allocation of Purchase Price of Real Estate Assets.
A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2017. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2017 and related notes thereto.

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets may not be recoverable. Impairment indicators that we consider include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. We are in the process of determining if anticipated holding periods for certain properties may materially differ from the initial intended holding periods for such properties, which could result in an impairment charge in the future.
Related-Party Transactions and Agreements
We have entered into agreements with CR V Advisors or its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, CR V Advisors or its affiliates such as acquisition and advisory fees and expenses, organization and offering costs, selling commissions, dealer manager fees and expenses, distribution and stockholder servicing fees, leasing fees and reimbursement of certain operating costs. In addition, pursuant to the Services Agreement, VEREIT OP, which is affiliated with one of our directors, is obligated to provide certain services to CCO Group and to us, including operational real estate support. We are not a party to the Services Agreement. See Note 10 — Related-Party Transactions and Arrangements to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a discussion of the various related-party transactions, agreements and fees.
Conflicts of Interest
Avraham Shemesh, our chief executive officer, president and the chairman of our board of directors, who is also a founder and principal of CIM and certain of its affiliates and a director of CCIT II, and Nathan D. DeBacker, our chief financial officer and treasurer, act as executive officers and/or a director of one or more other programs sponsored by CCO Group. One of our directors, Calvin E. Hollis, also serves as a director of CCIT II. Similarly, Glenn J. Rufrano, one of our directors, serves as a director of CCIT II, CCIT III and Cole Income NAV Strategy, as well as chief executive officer and a director for VEREIT, Inc., the parent company of VEREIT OP, who provides certain services to us and our advisor through the Services Agreement. In addition, certain affiliates of CR V Advisors act as advisors to CCPT IV, CCIT II, Cole Income NAV Strategy, CCIT III and/or other real estate offerings in registration, all of which are or intend to be public, non-listed REITs offered, distributed and/or managed by affiliates of CR V Advisors. As such, there may be conflicts of interest where CR V Advisors or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management, among others. The compensation arrangements between affiliates of CR V Advisors and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. See Part I, Item 1. Business — Conflicts of Interest in our Annual Report on Form 10-K for the year ended December 31, 2017.
Off-Balance Sheet Arrangements
As of September 30, 2018 and December 31, 2017, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Market Risk
The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.
Interest Rate Risk
As of September 30, 2018, we had an aggregate balance of $22.5 million of variable rate debt outstanding under our Credit Facility, excluding any debt subject to interest rate swap agreements, and therefore, we are exposed to interest rate changes in

LIBOR. As of September 30, 2018, an increase or decrease of 50 basis points in interest rates would result in an increase or decrease in interest expense of $113,000 per annum.
As of September 30, 2018, we had three interest rate swap agreements outstanding, which mature on various dates from April 25, 2019 through March 28, 2022, with an aggregate notional amount of $241.1 million and an aggregate fair value of the net derivative asset of $1.6 million. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of September 30, 2018, an increase of 50 basis points in interest rates would result in a derivative asset of $3.7 million, representing a $2.1 million net increase to the fair value of the net derivative asset. A decrease of 50 basis points would result in a derivative liability of $529,000, representing a $2.1 million net decrease to the fair value of the net derivative asset.
As the information presented above includes only those exposures that existed as of September 30, 2018, it does not consider exposures or positions arising after that date. The information presented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.
These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs and assume no other changes in our capital structure.
Credit Risk
Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We are subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction of our cash flows or material losses to us.
The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants and mitigation options.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that no controls and procedures, no matter how well designed and operated, can provide absolute assurance of achieving the desired control objectives.
As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of September 30, 2018 was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of September 30, 2018, were effective at a reasonable assurance level.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
In the ordinary course of business, we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.

Item 1A.	Risk Factors
Except as set forth below, there have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2017.
We have paid, and may continue to pay, some of our distributions from sources other than cash flows from operations, including borrowings, proceeds from asset sales or the sale of our securities, which may reduce the amount of capital we ultimately deploy in our real estate operations and may negatively impact the value of our common stock.
To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to our stockholders, we have paid, and may continue to pay, some of our distributions from sources other than cash flows from operations. Such sources may include borrowings, proceeds from asset sales or the sale of our securities in the Offerings or future offerings. We have no limits on the amounts we may use to pay from sources other than cash flow from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for acquisitions and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent holders of our common stock to experience dilution. This may negatively impact the value of our common stock.
The following table presents distributions and sources of distributions for the periods indicated below:

	Nine Months Ended September 30, 2018		Year Ended December 31, 2017
	Amount	Percent	Amount	Percent
Distributions paid in cash	$9,947	53%	$11,468	52%
Distributions reinvested	8,786	47%	10,696	48%
Total distributions	$18,733	100%	$22,164	100%

Source of distributions:
Net cash provided by operating activities (1)	$16,947	90%	$16,033	72%
Proceeds from issuance of common stock (2)	—	—%	6,026	27%
Proceeds from the issuance of debt	1,786	10%	105	1%
Total sources	$18,733	100%	$22,164	100%
______________________
(1) Net cash provided by operating activities for the nine months ended September 30, 2018 and the year ended December 31, 2017 was $16.9 million and $16.0 million, respectively.
(2) Prior to the adoption of ASU 2017–01 in April 2017, we treated our real estate acquisition–related fees and expenses as funded by proceeds from the Initial Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the year ended December 31, 2017 includes the amount by which real estate acquisition–related fees and expenses have reduced net cash flows from operating activities in prior periods.
The proposed SEC standard of conduct for investment professionals could impact our ability to raise capital.
On April 18, 2018, the SEC proposed “Regulation Best Interest,” a new standard of conduct for broker-dealers under the Exchange Act that includes: (i) the requirement that broker-dealers refrain from putting the financial or other interests of the broker-dealer ahead of the retail customer, (ii) a new disclosure document, the consumer or client relationship summary, or Form CRS, which would require both investment advisers and broker-dealers to provide disclosure highlighting details about their services and fee structures and (iii) proposed interpretative guidance that would establish a federal fiduciary standard for investment advisers. The public comment period on Regulation Best Interest ended on August 7, 2018.
Proposed Regulation Best Interest is complex and may be subject to revision or withdrawal. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding the impact that proposed Regulation Best Interest may have on purchasing and holding interests in our company.  Proposed Regulation Best Interest or any other legislation or regulations that may be introduced or become law in the future could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
As of September 30, 2018, we had issued approximately 17.8 million shares of our common stock in the Offerings for gross offering proceeds of $444.8 million ($398.7 million in Class A Shares and $46.1 million in Class T Shares), before offering costs, selling commissions and dealer manager fees of $41.8 million, out of which we paid $32.9 million in selling commissions and dealer manager fees and $8.9 million in organization and offering costs payable to CR V Advisors or its affiliates. In addition, we pay CCO Capital a distribution and stockholder servicing fee for Class T Shares sold in the primary portion of the Offerings. Through October 4, 2016, we paid a distribution and stockholder servicing fee for Class T shares that was calculated on a daily basis in the amount of 1/365th of 0.8% of the estimated per share NAV of the Class T Shares sold in the primary portion of the Initial Offering. Beginning on October 5, 2016, the distribution and stockholder servicing fee is calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of the Class T Shares sold in the primary portion of the Offerings. The aggregate distribution and stockholder servicing fee for Class T Shares will not exceed an amount equal to 4.0% of the total gross offering proceeds of Class T Shares sold in the primary portion of the Offerings. We pay the distribution and stockholder servicing fee from cash flow from operations or, if our cash flow from operations is not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flow. With the net offering proceeds and indebtedness, we acquired $678.3 million in real estate and related assets and have expensed acquisition costs of $17.2 million. Additionally, since inception, we have incurred costs of $16.8 million in acquisition fees and expense reimbursements to CR V Advisors, which includes $3.8 million that was capitalized in accordance with ASU 2017-01.
On August 1, 2017, the Registration Statement on Form S-11 (Registration No. 333-215274) for the Follow-on Offering of an aggregate of $1.2 billion in Class A Shares and Class T Shares in the primary portion of the Follow-on Offering and an additional $300.0 million in shares of common stock pursuant to the Second Amended and Restated DRIP was declared effective by the SEC. As of November 7, 2018, we have sold approximately 18.0 million shares of our common stock in the Offerings for aggregate gross offering proceeds of $449.3 million ($402.3 million in Class A Shares and $47.0 million in Class T Shares).
The Board has adopted a share redemption program that permits our stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations described in the Registration Statements for the Offerings. We may waive the one-year holding period upon request in the event of death, bankruptcy or other exigent circumstances as determined by our advisor. In addition, the Board may choose to amend the terms of, suspend or terminate our share redemption program at any time upon 30 days’ notice. Funding for the redemption of shares will be limited to the cumulative net proceeds we receive from the sale of shares under the DRIP, net of shares redeemed to date. Under our share redemption program, we will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the DRIP. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. We received redemption requests of approximately 295,000 shares for $6.5 million in excess of the net proceeds we received from the issuance of shares under the DRIP during the three months ended September 30, 2018. Management, in its discretion, limited the amount of shares redeemed to an amount equal to net proceeds we received from the sale of shares pursuant to the DRIP during the respective period. The estimated per share NAV of $22.18 determined by the Board as of December 31, 2017 serves as the most recent estimated value for purposes of the share redemption program, effective March 29, 2018, until such time as the Board determines a new estimated per share NAV.

In general, we redeem shares on a quarterly basis. During the three months ended September 30, 2018, we redeemed shares, including those redeemable due to death, as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2018 – July 31, 2018
Class A Shares	—	$—	—	(1)
Class T Shares	—	$—	—	(1)
August 1, 2018 – August 31, 2018
Class A Shares	132,419	$22.07	132,419	(1)
Class T Shares	366	$21.36	366	(1)
September 1, 2018 – September 30, 2018
Class A Shares	—	$—	—	(1)
Class T Shares	—	$—	—	(1)
Total	132,785		132,785	(1)
______________________

(1)	A description of the maximum number of shares that may be purchased under our share redemption program is included in the narrative preceding this table.
Unregistered Sales of Equity Securities
None.

Item 3.	Defaults Upon Senior Securities
None.

Item 4.	Mine Safety Disclosures
Not applicable.

Item 5.	Other Information
None.

Item 6.	Exhibits
The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
3.1
Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc. dated February 7, 2014 (Incorporated by reference to Exhibit 3.1 to the Company’s Pre-Effective Amendment No. 2 to Form S-11 (File No. 333-189891), filed February 10, 2014).

3.2
Articles of Amendment of the Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc. dated March 7, 2014 (Incorporated by reference to Exhibit 3.2 to the Company’s Pre-Effective Amendment No. 3 to Form S-11 (File No. 333-189891), filed March 13, 2014).

3.3
Articles of Amendment to the Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc., filed on March 4, 2016 (Incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 000-55437), filed March 8, 2016).

3.4
Articles Supplementary to the Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc., filed on March 4, 2016 (Incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K (File No. 000-55437), filed March 8, 2016).

3.5
Articles of Amendment to the Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc. filed on August 2, 2017 (Incorporated by reference to Exhibit 3.6 to the Company’s Post-Effective Amendment No. 1 to Form S-11 (File No. 333-215274), filed August 2, 2017).

3.6
Amended and Restated Bylaws of Cole Credit Property Trust V, Inc. effective February 7, 2014 (Incorporated by reference to Exhibit 3.2 to the Company’s Pre-Effective Amendment No. 2 to Form S-11 (File No. 333-189891), filed February 10, 2014).

4.1	Form of Initial Subscription Agreement (Incorporated by reference to Appendix B to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-215274), filed April 26, 2018).
4.2	Form of Additional Subscription Agreement (Incorporated by reference to Appendix C to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-215274), filed April 26, 2018).
4.3
Second Amended and Restated Distribution Reinvestment Plan (Incorporated by reference to Appendix D to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-215274), filed April 26, 2018).

10.1*	Cole Credit Property Trust V, Inc. 2018 Equity Incentive Plan
31.1*	Certifications of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**
Certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**
In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cole Credit Property Trust V, Inc.
(Registrant)

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer
(Principal Financial Officer)
Date: November 13, 2018

CCPT5-SUP-10F